UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  August, 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1. Interim Results dated 03 August 2006


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 03, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 03, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                              Interim Results Announcement
                                    30th June 2006



                                  BARCLAYS PLC

                    INTERIM ANNOUNCEMENT OF RESULTS FOR 2006

                               TABLE OF CONTENTS


Summary of key information
Performance summary
Financial highlights
Chief Executive's Half-year review
Consolidated income statement
Consolidated balance sheet
Results by business
Results by nature of income and expense
Analysis of amounts included in the balance sheet
Additional information
Notes
Consolidated statement of recognised income and expense
Summary consolidated cashflow statement
Other information
Appendix
Index






   BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM.
               TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839


The information in this announcement, which was approved by the Board of Directors on 2nd August 2006, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year ended 31st December 2005, which included certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

Unless otherwise stated, the information in this announcement reflects the changes in Barclays group structure and reporting, and the revisions to the Group's policy for the internal cost of funding and the segmental disclosure of risk weighted assets, which were announced on 16th June 2006. For a fuller discussion of the changes, please refer to the 'Group reporting changes in 2006' announcement released on 16th June 2006. Details of these changes are also set out on page 70.

Unless otherwise stated, the information set out in this announcement relates to the six months to 30th June 2006 and is compared to the corresponding six months of 2005.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Absa Definitions

'Absa Group Limited' refers to the South African company listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

'Absa' refers to the total results for Absa Group Limited consolidated into the results of Barclays PLC, translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

'International Retail and Commercial Banking - Absa' is the portion of Absa's results that is reported by Barclays within the International Retail and Commercial Banking business.

'Absa Capital' is the portion of Absa's results that is reported by Barclays within the Barclays Capital business.

Glossary of terms

The Cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The Cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

The Return on average economic capital by business is defined as attributable profit compared to average economic capital.

'Income' refers to total income net of insurance claims, unless otherwise specified.

'Profit' refers to profit before tax unless otherwise specified.



                                                                 3rd August 2006

                                  BARCLAYS PLC

"Barclays had an excellent first half, with earnings per share up 25%. Successful strategy execution delivered outstanding performance from our global wholesale businesses, a substantial contribution from Absa and sustained income growth in UK Banking. We are very well positioned across the Group for future growth."

                       John Varley, Group Chief Executive


            RESULTS FOR THE SIX MONTHS TO 30TH JUNE 2006 (UNAUDITED)

                                                      Half-year ended
                                           30.06.06       30.06.05      % Change
Group Results                                  GBPm           GBPm

Total income net of insurance claims         10,969          7,922           38

Impairment charges                           (1,057)          (706)          50

Operating expenses                           (6,269)        (4,542)          38

Profit before tax                             3,673          2,690           37

Profit attributable to minority
interests                                      (294)          (134)         119

Profit attributable to equity holders
of the parent                                 2,307          1,841           25

Economic profit                               1,385          1,004           38

Earnings per share                             36.3p          29.1p          25

Dividend per share                             10.5p           9.2p          14

Post-tax return on average
shareholders' equity                           25.8%          23.4%

Summary of divisional profit before tax(1)     GBPm           GBPm      % Change

UK Banking                                    1,265          1,138           11

UK Retail Banking                               612            548           12

UK Business Banking                             653            590           11

Barclaycard                                     297            346          (14)

International Retail and Commercial
Banking (IRCB)                                  539            174          210
IRCB - ex Absa                                  222            174           28

IRCB - Absa                                     317              -            -

Barclays Capital                              1,246            750           66

Barclays Global Investors                       364            241           51

Wealth Management                               110             84           31



(1) Summary excludes Wealth Management - closed life assurance activities and Head office functions and other operations. Full analysis of business profit before tax is on page 16.

                              PERFORMANCE SUMMARY

   - The financial results reflect the successful execution of strategy:

     - Total income up 38% to GBP10,969m
     - Profit before tax up 37% to GBP3,673m
     - Earnings per share up 25% to 36.3p
     - Dividend per share up 14% to 10.5p
     - Economic profit up 38% to GBP1,385m
     - Return on average shareholders' equity of 26%.

  - UK Banking produced strong profit growth, up 11% to GBP1,265m, with the cost:income ratio improving a further three percentage points. UK Retail Banking delivered a 12% improvement in profit to GBP612m, driven by sustained income growth across the business and with additional investment spend mostly offsetting the benefit of gains on the sale and leaseback of property. UK Business Banking delivered strong, broadly based growth, with profit up 11% to GBP653m.

  - Barclaycard profit fell 14% to GBP297m. Strong income growth was offset by a continued rise in impairment charges, principally in the UK unsecured lending portfolios and by higher costs, mainly as a result of continued investment in Barclaycard US, which is performing in line with the acquisition business plan.

  - International Retail and Commercial Banking - excluding Absa achieved a profit of GBP222m, with strong underlying growth. There were good performances in all geographies, with continued progress from recent acquisitions in Spain and France and continued strong organic growth.

  - International Retail and Commercial Banking - Absa's contribution to profit was GBP317m in the first half of 2006. Absa Group Limited reported 16% growth in profit before tax to R4.9bn. Absa Group Limited's performance reflected a favourable economic environment, strong growth in demand for credit and in deposits, and good progress on the integration.

  - Barclays Capital produced an outstanding performance, with profit rising 66% to GBP1,246m, and compared well against its peer group. Income growth was broadly based across all asset classes and geographies, reflecting returns on past investment and the strength of the client franchise. Profit growth significantly exceeded the rate of growth of risk and capital consumption.

  - Barclays Global Investors maintained its track record of excellent growth, with profit up 51% to GBP364m. There was strong performance across products, distribution channels and geographies, whilst investing in key growth initiatives. Net new assets in the period were US$30bn and at 30th June 2006 assets under management totalled US$1.6 trillion.

  - Wealth Management profit rose 31% to GBP110m. This reflected balance sheet growth across the business, higher client funds under management and increased client activity, whilst investing for future growth.

  - Group income grew 38%, or 23% excluding the impact of Absa. Income growth was well diversified by income type and particularly strong in the wholesale and international businesses. Net interest income represented 40% of total income.

  - Impairment charges rose 50%. Impairment charges on loans and advances, excluding Absa, increased 30%. The increase was principally driven by a continued increase in arrears balances and lower rates of recovery in UK credit cards and unsecured loans. Small and medium business impairment charges increased towards Risk Tendency. Wholesale charges were lower and mortgage impairment was negligible.

  - Operating expenses grew 38%, in line with income growth. Excluding Absa, operating expenses growth was 21% and the cost:income ratios of all businesses improved. Growth in operating expenses was driven by higher performance related expenses, organic expansion of distribution channels in International Retail and Commercial Banking and continued investment for future growth.

  - The Group took advantage of historically low yields on property to realise gains of GBP238m from the sale and leaseback of some of its freehold portfolio. The majority of the gains were in UK Banking (GBP145m) where they were largely offset by an acceleration of investment expenditure. The remaining property gains were recorded in Barclaycard (GBP38m) and International Retail and Commercial Banking (GBP55m).

  - Approximately 50% of the Group's profits were generated from outside the UK.

  - Barclays primary performance goal is to achieve top quartile Total Shareholder Return (TSR). As at 30th June 2006, in the 2004-2007 goal period, Barclays was positioned 7th within its peer group(1), which is third quartile. Compound annual growth in economic profit is well ahead of the growth target range (10%-13% pa).


(1) Peer group for 2006 remained unchanged from 2005: ABN Amro, BBVA,
BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS.


                        FINANCIAL HIGHLIGHTS (UNAUDITED)

                                                   Half-year ended
                                      30.06.06         31.12.05       30.06.05
RESULTS                                   GBPm             GBPm           GBPm
----------
Net interest income                      4,404            4,375          3,700
Net fee and commission income            3,652            3,165          2,540
Principal transactions(1)                2,575            1,630          1,549
Net premiums from insurance                510              501            371
contracts
Other income                                61               98             49
                                        --------         --------       --------
Total income                            11,202            9,769          8,209
Net claims and benefits paid on
insurance contracts                       (233)            (358)          (287)
                                        --------         --------       --------
Total income net of insurance claims    10,969            9,411          7,922
Impairment charges                      (1,057)            (865)          (706)
                                        --------         --------       --------
Net income                               9,912            8,546          7,216
Operating expenses                      (6,269)          (5,985)        (4,542)
Share of post-tax results of
associates                                  30               29             16
and joint ventures                      --------         --------       --------
Profit before tax                        3,673            2,590          2,690
                                        --------         --------       --------
Profit attributable to equity
holders of the parent                    2,307            1,606          1,841
Economic profit                          1,385              748          1,004

PER ORDINARY SHARE                           p                p              p
--------------------
Earnings                                  36.3             25.4           29.1
Diluted earnings                          35.1             24.3           28.4
Dividend                                  10.5             17.4            9.2
Net asset value                            276              269            249

PERFORMANCE RATIOS                           %                %              %
--------------------
Post-tax return on average
shareholders' equity                      25.8             26.4           23.4
Cost:income ratio                           57               64             57
Cost:net income ratio                       63               70             63

                                                         As at
                                      30.06.06         31.12.05       30.06.05
BALANCE SHEET                             GBPm             GBPm           GBPm
---------------
Shareholders' equity excluding
minority                                17,988           17,426         16,099
interests
Minority interests                       7,551            7,004          5,686
                                        --------         --------       --------
Total shareholders' equity              25,539           24,430         21,785
Subordinated liabilities                13,629           12,463         11,309
                                        --------         --------       --------
Total capital resources                 39,168           36,893         33,094
                                        --------         --------       --------

Total assets                           986,124          924,357        850,123
Risk weighted assets                   290,924          269,148        242,406

CAPITAL RATIOS                               %                %              %
----------------
Tier 1 ratio                               7.2              7.0            7.6
Risk asset ratio                          11.6             11.3           12.1


(1) Principal transactions comprise net trading income and net investment income.



                       CHIEF EXECUTIVE'S HALF-YEAR REVIEW

Barclays had an excellent first half, delivering a substantial increase in returns to shareholders, whilst continuing to invest heavily for the future.

Profit before tax increased 37% to GBP3,673m (2005: GBP2,690m). Earnings per share rose 25% to 36.3p (2005: 29.1p). Economic profit increased 38%, and return on average shareholders' equity was 26%, (2005: 23%). We increased the interim dividend by 14% to 10.5p (2005: 9.2p).

The strength of the Group's results demonstrates successful execution of our four strategic priorities:

-          Building the best bank in the UK
-          Accelerating growth of global businesses
- Developing retail and commercial banking activities in selected countries outside the UK
-          Enhancing operational excellence.

Group Performance

Total income grew 38% to GBP10,969m (2005: GBP7,922m). Income growth was broadly based by business and geography. The growth demonstrated the strength of momentum in each business, the contribution of Absa and especially strong performances in the wholesale and institutional businesses. Excluding the effect of the first time consolidation of Absa, total income was up 23% compared with expense growth of 21%. The mix of income continued to evolve reflecting the development of the business. Net interest income represented approximately 40% of total income. Approximately half of our profits were made from outside the UK.

Total impairment charges rose 50% to GBP1,057m (2005: GBP706m). Impairment charges on loans and advances, excluding Absa, increased 30%. This reflected the growth in the loan book, an increase in arrears balances and reduced recoveries in UK unsecured loans and credit cards and some growth in impairment charges for small and medium businesses as they trended towards Risk Tendency. Credit related impairment was stable in UK mortgages and was lower in wholesale and larger corporate business. Loans and advances to customers grew 19% since 30th June 2005, or 8% excluding Absa.

Operating expenses increased 38% to GBP6,269m (2005: GBP4,542m). Excluding the impact of Absa, operating expenses grew 21% and the cost:income ratio improved in all businesses. The principal driver of expense growth was variable costs driven by the outstanding performances in Barclays Capital and Barclays Global Investors. Reported operating expenses were reduced by GBP238m from gains on the sale and leaseback of freehold properties, as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio. Gains of GBP145m in UK Banking were largely offset by an acceleration of investment expenditure. The remaining property gains were in Barclaycard (GBP38m) and International Retail and Commercial Banking (GBP55m).

Business Performance

UK Banking achieved strong growth in profit before tax, up 11% to GBP1,265m (2005: GBP1,138m). The cost:income ratio improved three percentage points relative to the first half of 2005.

UK Retail Banking profit before tax grew 12% to GBP612m (2005: GBP548m). Income growth of 7% extended the momentum established in 2005. Operating expenses grew 3%, after property gains of GBP116m, which were largely reinvested through an acceleration of our plans to develop the business.

UK Business Banking profit before tax increased 11% to GBP653m (2005: GBP590m). Income growth of 12% was driven by strong growth in average loans and deposits. Operating expenses increased 7% and benefited from property gains of GBP29m.

Barclaycard profit before tax fell 14% to GBP297m (2005: GBP346m) as the impact of higher impairment charges and costs relating to international investment exceeded income growth of 14%. Income growth reflected improved margins in the UK Cards portfolio, balance growth in UK unsecured loans, and strong momentum in international cards particularly Barclaycard US. Operating expenses grew 9%, or 18% excluding property gains, reflecting continued investment in Barclaycard US and further development of the UK cards partnerships business.

International Retail and Commercial Banking profit before tax of GBP539m (2005:
GBP174m) reflected the first full period of our ownership of Absa. Absa Group Limited reported 16% growth in profit before tax to R4,881m (2005: R4,193m), driven by very strong growth in demand for banking assets, especially in mortgages, vehicle and asset finance and credit cards. We are making good progress with integration and the realisation of synergy benefits.

International Retail and Commercial Banking - excluding Absa increased profit before tax by 28% to GBP222m (2005: GBP174m). Strong income growth of 11% reflected good balance sheet growth in continental Europe, Africa and the Middle East, development of the corporate business in Spain and a strong performance from the Spanish funds business. Flat operating expenses reflected expansion of the distribution network in Europe and India, offset by property gains of GBP55m. We have reached an agreement, subject to regulatory approval, to dispose of our 43.7% stake in FirstCaribbean International Bank to Canadian Imperial Bank of Commerce for US$1.08bn.

Barclays Capital delivered outstanding results, increasing profit before tax 66% to GBP1,246m (2005: GBP750m). Performance was driven by income growth of 58%, arising from higher business volumes and client activity levels. Particularly strong growth was delivered by interest rate products, equity products, currency products, emerging markets, credit products and commodities. Growth in market risk and capital consumption was substantially lower than growth in income and profit. Operating expenses growth of 54% reflected performance related costs and continued investment. The cost:net income ratio improved by two percentage points.

Barclays Global Investors  profit before tax increased 51% to GBP364m (2005:
GBP241m). This excellent profit performance reflected income growth from flows of net new assets last year, strong investment performance in active products and a two percentage point improvement in the cost: income ratio to 57%. Total assets under management increased to US$1.6 trillion, and net new asset flows continued to be strong.

Wealth Management delivered a 31% improvement in profit before tax to GBP110m (2005: GBP84m). Income growth of 15% was driven by growth in client transactions, deposit and loan balances and client funds under management. Operating expenses grew 11% partly as a result of significant investment in client-facing professionals and infrastructure.

Head office functions and other operations loss before tax increased to GBP157m (2005: GBP40m). This was driven by a reduction in net interest income retained in Group Treasury, which was partially offset by a lower net impact of consolidation adjustments and lower operating expenses caused by the completion in 2005 of the Head Office relocation. The net gain from hedging activity was also lower than in 2005.

Capital Management

We continue to direct a lot of attention to capital management, maintaining a strong credit rating whilst optimising the returns to shareholders. At 30th June 2006, our Tier 1 capital ratio was 7.2%. Our target Tier 1 capital ratio remains 7.25%.

As part of our active management of the balance sheet, we have taken advantage of historically low yields on property to dispose of a portion of our freehold estate and crystallised gains of GBP238m in the first half of 2006 and expect to realise further gains of about GBP150m in the second half of 2006.

Dividends

We expect to grow dividends per share approximately in line with earnings per share over the longer term. We weight the annual dividend towards the final dividend to maintain flexibility, consistent with our practice of prior years.

Group Goals

Barclays ranked 7th in its Total Shareholder Return (TSR) peer group(1) for the current four year goal period which commenced on 1st January 2004.

Outlook

For the rest of 2006, the global economic outlook remains positive and we expect global growth to be at or ahead of the levels of 2005. We anticipate strong economic performances in the United Kingdom, the United States of America, the Eurozone and Japan. In South Africa, actions by the monetary authorities in response to inflationary pressures are expected to moderate the pace of growth but we remain confident as to the long-term growth prospects for the economy. The instability in the Middle East may affect volatility and the volume of activity in world financial markets.

We expect retail credit conditions in the UK to remain challenging in the second half of 2006 as impairment trends continue to be affected by the rise in average balances and the growth in personal bankruptcies. There are, however, signs of stabilisation of the new flow into delinquency in our main credit card portfolio as the measures taken in the past 18 months have had a positive impact on the credit quality of new business and the management of existing exposures.

There is good earnings momentum across the Group and Barclays is well positioned to deliver strong earnings growth going forward.

Senior Management

I am delighted to welcome to the Executive Committee Frits Seegers, who joined Barclays on 10th July 2006 as Chief Executive, Global Retail and Commercial Banking.

John Varley
Group Chief Executive


(1) Peer group for 2006 remained unchanged from 2005: ABN Amro, BBVA,
BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS.



                   CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
Continuing operations                       GBPm           GBPm            GBPm
Interest income                           10,544          9,584          7,648
Interest expense                          (6,140)        (5,209)        (3,948)
                                          --------       --------       --------
Net interest income                        4,404          4,375          3,700
                                          --------       --------       --------
Fee and commission income                  4,077          3,558          2,872
Fee and commission expense                  (425)          (393)          (332)
                                          --------       --------       --------
Net fee and commission income              3,652          3,165          2,540
                                          --------       --------       --------
Net trading income                         2,201          1,145          1,176
Net investment income                        374            485            373
                                          --------       --------       --------
Principal transactions                     2,575          1,630          1,549
Net premiums from insurance contracts        510            501            371
Other income                                  61             98             49
                                          --------       --------       --------
Total income                              11,202          9,769          8,209
Net claims and benefits paid on
insurance contracts                         (233)          (358)          (287)
                                          --------       --------       --------
Total income net of insurance claims      10,969          9,411          7,922
Impairment charges                        (1,057)          (865)          (706)
                                          --------       --------       --------
Net income                                 9,912          8,546          7,216
                                          --------       --------       --------
Operating expenses excluding
amortisation of intangible assets         (6,206)        (5,923)        (4,525)
Amortisation of intangible assets            (63)           (62)           (17)
                                          --------       --------       --------
Operating expenses                        (6,269)        (5,985)        (4,542)
Share of post-tax results of
associates and joint ventures                 30             29             16
                                          --------       --------       --------
Profit before tax                          3,673          2,590          2,690
Tax                                       (1,072)          (724)          (715)
                                          --------       --------       --------
Profit for the period                      2,601          1,866          1,975
                                          --------       --------       --------

Profit attributable to minority
interests                                    294            260            134
Profit attributable to equity holders
of the parent                              2,307          1,606          1,841
                                          --------       --------       --------
                                           2,601          1,866          1,975
                                          --------       --------       --------

                                               p              p              p
Basic earnings per ordinary share           36.3           25.4           29.1
Diluted earnings per ordinary share         35.1           24.3           28.4

Dividends per ordinary share:
Interim dividend                            10.5              -            9.2
Final dividend                                 -           17.4              -

Dividend                                 GBP667m      GBP1,105m        GBP582m



                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                        As at
                                         30.06.06      31.12.05      30.06.05
Assets                                       GBPm          GBPm          GBPm
Cash and balances at central banks          6,777         3,906         4,106
Items in the course of collection from      2,600         1,901         2,208
other banks
Trading portfolio assets                  181,857       155,723       134,235
Financial assets designated at fair
value:
- held on own account                      18,833        12,904         9,747
- held in respect of linked liabilities
  to customers under investment contracts  79,334        83,193        69,792
Derivative financial instruments          136,901       136,823       133,932
Loans and advances to banks                35,330        31,105        35,225
Loans and advances to customers           282,097       268,896       237,123
Available for sale financial investments   53,716        53,497        61,143
Reverse repurchase agreements and cash
collateral on securities borrowed         171,869       160,398       149,400
Other assets                                5,866         4,734         3,598
Investments in associates and joint
ventures                                      560           546           438
Goodwill                                    5,968         6,022         4,590
Intangible assets                           1,125         1,269           120
Property plant and equipment                2,515         2,754         2,407
Deferred tax assets                           776           686         2,059
                                          --------      --------      --------
Total assets                              986,124       924,357       850,123
                                          --------      --------      --------


                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                            As at
                                              30.06.06    31.12.05    30.06.05
Liabilities                                       GBPm        GBPm        GBPm
Deposits from banks                             86,221      75,127      84,538
Items in the course of collection due to
other banks                                      2,700       2,341       2,809
Customer accounts                              253,200     238,684     217,715
Trading portfolio liabilities                   74,719      71,564      65,598
Financial liabilities designated at fair
value                                           43,594      33,385       8,231
Liabilities to customers under investment
contracts                                       81,380      85,201      71,608
Derivative financial instruments               138,982     137,971     132,784
Debt securities in issue                       102,198     103,328      93,328
Repurchase agreements and cash collateral on
securities lent                                146,165     121,178     122,076
Other liabilities                               10,767      11,131       9,649
Current tax liabilities                            592         747         786
Insurance contract liabilities, including
unit-linked liabilities                          3,558       3,767       3,589
Subordinated liabilities                        13,629      12,463      11,309
Deferred tax liabilities                           430         700       1,891
Other provisions for liabilities                   474         517         386
Retirement benefit liabilities                   1,976       1,823       2,041
                                               --------    --------    --------
Total liabilities                              960,585     899,927     828,338
                                               --------    --------    --------

Shareholders' equity
Called up share capital                          1,628       1,623       1,616
Share premium account                            5,720       5,650       5,554
Other reserves                                     587       1,377       1,593
Retained earnings                               10,279       8,957       7,575
Less: treasury shares                             (226)       (181)       (239)
                                               --------    --------    --------
Shareholders' equity excluding minority
interests                                       17,988      17,426      16,099
Minority interests                               7,551       7,004       5,686
                                               --------    --------    --------
Total shareholders' equity                      25,539      24,430      21,785
                                               --------    --------    --------
                                               --------    --------    --------
Total liabilities and shareholders' equity     986,124     924,357     850,123
                                               --------    --------    --------


                                FINANCIAL REVIEW

Results by business

The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

- UK Banking, comprising
  - UK Retail Banking
  - UK Business Banking

- Barclaycard

- International Retail and Commercial Banking, comprising
  - International Retail and Commercial Banking - excluding Absa
  - International Retail and Commercial Banking - Absa, included with effect from 27th July 2005

- Barclays Capital

- Barclays Global Investors

- Wealth Management

- Wealth Management - closed life assurance activities

- Head office functions and other operations.

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance (formerly Mortgages). This cluster of businesses aims to build broader and deeper relationships with both existing and new customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages and general insurance. Local Business provides banking services to small businesses with an annual turnover up to GBP1m. UK Premier provides banking, investment products and advice to affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business. It is one of Europe's leading credit card businesses and has an increasing international presence.

In the UK, Barclaycard includes Barclaycard branded credit cards, Barclays branded loans, FirstPlus secured lending, Monument cards, SkyCard and the retail finance business Clydesdale Financial Services. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal and a number of other countries. In the Nordic region, Barclaycard operates through Entercard, a joint venture with ForeningsSparbanken (Swedbank). Barclaycard has successfully launched the Manchester United affinity credit card in 11 countries across Asia Pacific, Africa, Europe and in the United States.

Barclaycard Business processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK government.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays international personal and corporate customers with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes from 2005, the operations have been grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa.

As announced on 29th June 2006, Barclays has now entered into a definitive agreement with Canadian Imperial Bank of Commerce for the sale of its 43.7% shareholding in FirstCaribbean International Bank Limited, which is expected to complete by the end of 2006.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking - Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa's largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including basic bank accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk-controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 150 funds for institutions and individuals trading in thirteen markets globally. BGI's investment philosophy focuses on the three dimensions of performance; return, risk and cost, offering clients total performance management.

Wealth Management

Wealth Management serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services.

Wealth Management works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Wealth Management - closed life assurance activities

Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

Head office functions and other operations

Head office functions and other operations comprise:

- Head office and central support functions
- Businesses in transition
- Consolidation adjustments.

Head office and central support functions comprise the following areas:
Executive Management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

Group reporting changes in 2006 (see page 70)

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on the 2005 and 2004 results.

Barclays has realigned a number of reportable business segments based on the reorganisation of certain portfolios to better reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group's policy for the internal cost of funding and the segmental disclosure of risk weighted assets were also revised with effect from 1st January 2006. The resulting restatements had no impact on the Group Income Statement or Balance Sheet.

The figures in this document for the six months ended 30th June 2006 and the comparatives for the prior periods reflect the new structure.

                         SUMMARY OF RESULTS (UNAUDITED)

Analysis of profit attributable to equity holders of the parent

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
UK Banking                                 1,265          1,062          1,138
                                          --------       --------       --------
UK Retail Banking                            612            492            548
UK Business Banking                          653            570            590
                                          --------       --------       --------
Barclaycard                                  297            294            346
International Retail and Commercial
Banking                                      539            459            174
                                          --------       --------       --------
International Retail and Commercial
Banking - ex Absa                            222            161            174
International Retail and Commercial
Banking - Absa                               317            298              -
                                          --------       --------       --------
Barclays Capital                           1,246            681            750
Barclays Global Investors                    364            299            241
Wealth Management                            110             82             84
Wealth Management - closed life
assurance activities                           9             (4)            (3)
Head office functions and other
operations                                  (157)          (283)           (40)
                                          --------       --------       --------
Profit before tax                          3,673          2,590          2,690
Tax                                       (1,072)          (724)          (715)
                                          --------       --------       --------
Profit for the period                      2,601          1,866          1,975
Profit attributable to minority
interests                                   (294)          (260)          (134)
                                          --------       --------       --------
Profit attributable to equity holders
of the parent                              2,307          1,606          1,841
                                          --------       --------       --------


                     TOTAL ASSETS AND RISK WEIGHTED ASSETS

Total assets
                                                            As at
                                              30.06.06    31.12.05    30.06.05
                                                  GBPm        GBPm        GBPm
UK Banking                                     134,391     130,304     129,093
                                               --------    --------    --------
UK Retail Banking                               70,906      70,389      71,476
UK Business Banking                             63,485      59,915      57,617
                                               --------    --------    --------
Barclaycard                                     26,604      25,771      24,166
International Retail and Commercial Banking     65,132      63,556      29,985
                                               --------    --------    --------
International Retail and Commercial Banking
- ex Absa                                        35,832      34,195      29,985
International Retail and Commercial Banking
- Absa                                           29,300      29,361           -
                                               --------    --------    --------
Barclays Capital                               659,328     601,193     573,131
Barclays Global Investors                       77,298      80,900      68,877
Wealth Management                                6,841       6,094       5,843
Wealth Management - closed life assurance
activities                                       7,243       7,276       6,653
Head office functions and other operations       9,287       9,263      12,375
                                               --------    --------    --------
                                               986,124     924,357     850,123
                                               --------    --------    --------
Risk weighted assets

                                                            As at
                                              30.06.06    31.12.05    30.06.05
                                                  GBPm        GBPm        GBPm
UK Banking                                      84,625      79,929      83,554
                                               --------    --------    --------
UK Retail Banking                               33,841      32,803      37,129
UK Business Banking                             50,784      47,126      46,425
                                               --------    --------    --------
Barclaycard                                     23,968      21,752      21,335
International Retail and Commercial Banking     42,081      41,228      18,900
                                               --------    --------    --------
International Retail and Commercial Banking
- ex Absa                                       21,408      20,394      18,900
International Retail and Commercial Banking
- Absa                                          20,673      20,834           -
                                               --------    --------    --------
Barclays Capital                               130,533     116,677     107,201
Barclays Global Investors                        1,378       1,456       1,408
Wealth Management                                4,915       4,061       4,457
Wealth Management - closed life assurance
activities                                           -           -           -
Head office functions and other operations       3,424       4,045       5,551
                                               --------    --------    --------
                                               290,924     269,148     242,406
                                               --------    --------    --------

Further analysis of total assets and risk weighted assets, can be found on page 61.

UK Banking

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                        1,959          1,960          1,784
Net fee and commission income                919            879            841
                                          --------       --------       --------
Net trading income                             2              2             (2)
Net investment income                         17              9             17
                                          --------       --------       --------
Principal transactions                        19             11             15
Net premiums from insurance contracts        135            139            141
Other income                                   2             13             20
                                          --------       --------       --------
Total income                               3,034          3,002          2,801
Net claims and benefits on insurance
contracts                                    (26)           (25)           (33)
                                          --------       --------       --------
Total income net of insurance claims       3,008          2,977          2,768
Impairment charges                          (198)          (188)          (139)
                                          --------       --------       --------
Net income                                 2,810          2,789          2,629
                                          --------       --------       --------
Operating expenses excluding
amortisation of intangible assets         (1,546)        (1,728)        (1,484)
Amortisation of intangible assets             (1)            (2)            (1)
                                          --------       --------       --------
Operating expenses                        (1,547)        (1,730)        (1,485)
Share of post-tax results of
associates                                     2              3             (6)
and joint ventures                        --------       --------       --------
Profit before tax                          1,265          1,062          1,138
                                          --------       --------       --------

Cost:income ratio                             51%            58%            54%
Cost:net income ratio                         55%            62%            57%

Risk Tendency                             GBP470m        GBP430m        GBP400m
Return on average economic capital            36%            33%            33%

Economic profit                           GBP641m        GBP577m        GBP553m

                                                         As at
                                         30.06.06       31.12.05       30.06.05

Loans and advances to customers        GBP120.6bn     GBP118.2bn     GBP117.1bn
Customer accounts                      GBP136.0bn     GBP129.7bn     GBP126.8bn
Total assets                           GBP134.4bn     GBP130.3bn     GBP129.1bn
Risk weighted assets                    GBP84.6bn      GBP79.9bn      GBP83.6bn

Key Facts

Number of UK branches                      2,014          2,029          2,053


UK Banking profit before tax increased 11% (GBP127m) to GBP1,265m (2005:
GBP1,138m) driven by good income growth, partly offset by higher impairment charges and costs. Gains from the sale and leaseback of properties of GBP145m included in operating expenses were largely offset by GBP114m of incremental investment expenditure undertaken to accelerate the development of UK Retail Banking.

UK Banking has targeted a cost:income ratio reduction of two percentage points per annum in each of 2005, 2006 and 2007. This was exceeded in 2005 as the cost: income ratio improved by three percentage points to 56% for the year. Good progress has been made in delivering the 2006 cost:income ratio reduction and in the first half of 2006 a year-on-year improvement of three percentage points was achieved.

UK Retail Banking


                                                        Half-year ended
                                           30.06.06         31.12.05       30.06.05
                                               GBPm             GBPm           GBPm
Net interest income                           1,137            1,158          1,050
Net fee and commission income                   608              572            559
                                             --------         --------       --------
Net trading income                                -                -              -
Net investment income                             -                -              9
                                             --------         --------       --------
Principal transactions                            -                -              9
Net premiums from insurance contracts           135              139            141
Other income                                      -                4             12
                                             --------         --------       --------
Total income                                  1,880            1,873          1,771
Net claims and benefits on insurance
contracts                                       (26)             (25)           (33)
                                             --------         --------       --------
Total income net of insurance claims          1,854            1,848          1,738
Impairment charges                              (98)             (75)           (75)
                                             --------         --------       --------
Net income                                    1,756            1,773          1,663
Operating expenses                           (1,144)          (1,282)        (1,108)
Share of post-tax results of associates
and joint ventures                                -                1             (7)
                                             --------         --------       --------
Profit before tax                               612              492            548
                                             --------         --------       --------

Cost:income ratio                                62%              69%            64%
Cost:net income ratio                            65%              72%            67%

Risk Tendency                                GBP195m          GBP180m        GBP170m
Return on average economic capital               36%              37%            33%

Economic profit                              GBP314m          GBP316m        GBP270m

                                                               As at
                                           30.06.06         31.12.05       30.06.05

Loans and advances to customers           GBP65.0bn        GBP64.8bn      GBP66.0bn
Customer accounts                         GBP81.7bn        GBP78.8bn      GBP75.4bn
Total assets                              GBP70.9bn        GBP70.4bn      GBP71.5bn
Risk weighted assets                      GBP33.8bn        GBP32.8bn      GBP37.1bn

Key Facts

Personal Customers
--------------------
Number of UK current accounts                 11.3m            11.1m          10.9m
Number of UK savings accounts                 10.9m            10.8m          10.7m
Total UK mortgage balances (residential)  GBP59.3bn        GBP59.6bn      GBP61.0bn
Number of household insurance policies      727,000          616,000        590,000

Local Business and UK Premier
-------------------------------
Number of Local Business customers          641,000          630,000        617,000
Number of UK Premier customers              293,000          286,000        280,000


UK Retail Banking profit before tax increased 12% (GBP64m) to GBP612m (2005: GBP548m).

Total income net of insurance claims increased 7% (GBP116m) to GBP1,854m (2005:
GBP1,738m), demonstrating continued momentum. The improvement was broadly based across business segments and income categories. There was strong growth in Local Business, UK Premier and Personal Customers retail savings.

Net interest income increased 8% (GBP87m) to GBP1,137m (2005: GBP1,050m). Growth was driven by higher contributions from Local Business, UK Premier and Personal Customers retail savings.

UK residential mortgage balances ended the period at GBP59.3bn (31st December 2005: GBP59.6bn). Gross advances were 43% higher at GBP7.3bn (31st December 2005: GBP5.1bn), which represented a market share of 5% (2005: 4%) but this was offset by redemptions. Mortgage applications, by value, were 67% higher than last year and reflected the launch of new competitive products in a stronger market, supported by greater promotion, as well as improved capacity and servicing. Mortgage servicing was brought back in-house with the termination of an outsourcing arrangement taking effect in February 2006. Significant progress has been made since then in improving processing efficiency. The average loan to value ratio within the mortgage book on a current valuation basis was 34% (2005: 34%).

In non-mortgage loans, Local Business average loans and advances balances increased 15%, and UK Premier average loans and advances balances increased 34%. The assets margin improved slightly to 0.86% (2005: 0.83%) reflecting a broadly stable mortgage margin, despite the impact of new product launches and a higher contribution from non-mortgage assets.

Total average customer deposit balances increased 8% to GBP77.6bn (2005:
GBP72.1bn). Good growth was achieved in Local Business and in UK Premier where average balances increased 8% and 9% respectively. Within Personal Customers, retail savings average balance growth was 8% and current account average balances increased 5%. The liabilities margin was broadly stable at 1.98% (2005: 2.01%).

Net fee and commission income increased 9% (GBP49m) to GBP608m (2005: GBP559m). There was strong growth in current account and debit card fees. Local Business delivered strong growth, driven by increased income from current accounts. There was also strong growth from UK Premier, reflecting higher income from investment advice and banking services.

Net premiums from insurance underwriting activities decreased to GBP135m (2005:
GBP141m), reflecting lower consumer loan volumes and reduced take-up of insurance on these loans.

Impairment charges increased 31% (GBP23m) to GBP98m (2005: GBP75m). The increase was driven by strong volume growth and some deterioration in delinquency rates in the Local Business loan portfolio. Losses from the mortgage portfolio remained negligible, with arrears at low levels and broadly stable compared with the year-end 2005 position.

Operating expenses increased 3% (GBP36m) to GBP1,144m (2005: GBP1,108m). Gains from the sale and leaseback of property of GBP116m were largely offset by incremental investment expenditure to bring forward planned improvements in operating efficiency and customer service. This included the costs associated with enhancing the Woolwich brand, improving the branch network and streamlining and re-engineering back office processes, as recently announced, as well as additional investment in technology deployed in branches and restructuring costs. The cost:income ratio improved two percentage points to 62% (2005: 64%).

UK Business Banking
                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                          822            802            734
Net fee and commission income                311            307            282
                                         ---------      ---------      ---------
Net trading income                             2              2             (2)
Net investment income                         17              9              8
                                         ---------      ---------      ---------
Principal transactions                        19             11              6
Other income                                   2              9              8
                                         ---------      ---------      ---------
Total income                               1,154          1,129          1,030
Impairment charges                          (100)          (113)           (64)
                                         ---------      ---------      ---------
Net income                                 1,054          1,016            966
                                         ---------      ---------      ---------
Operating expenses excluding
amortisation of intangible assets           (402)          (446)          (376)
Amortisation of intangible assets             (1)            (2)            (1)
                                         ---------      ---------      ---------
Operating expenses                          (403)          (448)          (377)
Share of post-tax results of
associates                                     2              2              1
and joint ventures                       ---------      ---------      ---------
Profit before tax                            653            570            590
                                         ---------      ---------      ---------

Cost:income ratio                             35%            40%            37%
Cost:net income ratio                         38%            44%            39%

Risk Tendency                             GBP275m        GBP250m        GBP230m
Return on average economic capital            35%            30%            33%

Economic profit                           GBP327m        GBP261m        GBP283m

                                                         As at
                                        30.06.06       31.12.05       30.06.05

Loans and advances to customers        GBP55.6bn      GBP53.4bn      GBP51.1bn
Customer accounts                      GBP54.3bn      GBP50.9bn      GBP51.4bn
Total assets                           GBP63.5bn      GBP59.9bn      GBP57.6bn
Risk weighted assets                   GBP50.8bn      GBP47.1bn      GBP46.5bn

Key Facts

Total number of Business Banking
customers                                147,000        144,000        144,000


UK Business  Banking profit before tax increased 11% (GBP63m) to GBP653m (2005:
GBP590m), driven by strong income growth. Performance was particularly strong in Larger Business. The first half of 2006 included an GBP11m contribution for a full six months from Iveco Finance, in which a 51% stake was acquired on 1st June 2005. Iveco Finance is performing in line with the acquisition business plan.

Total income increased 12% (GBP124m) to GBP1,154m (2005: GBP1,030m), with the increase being broadly based and driven by strong balance sheet growth.

Net interest income increased 12% (GBP88m) to GBP822m (2005: GBP734m) largely driven by growth in the loan portfolio.

Average lending balances increased 21% to GBP51.1bn (2005: GBP42.1bn), with good contributions from all business areas and a stable lending margin. Iveco Finance contributed GBP1.6bn of the growth in average lending balances. Average deposit balances increased 11% to GBP43.7bn (2005: GBP39.2bn) with good growth from both Larger Business and Medium Business. The deposit margin experienced some compression, although it improved relative to the second half of 2005.

Net fee and commission income increased 10% (GBP29m) to GBP311m (2005: GBP282m), principally from foreign exchange and derivative business transacted through Barclays Capital on behalf of a number of business customers.

Income from principal transactions was GBP19m (2005: GBP6m), relating principally to profit realised on the sale of three equity investments.

Impairment charges increased 56% (GBP36m) to GBP100m (2005: GBP64m). The increase in impairment reflected the growth in lending balances and the inclusion of Iveco Finance.

Operating expenses increased 7% (GBP26m) to GBP403m (2005: GBP377m) reflecting volume growth, increased expenditure on front line staff, higher revenue related costs and the inclusion of Iveco Finance. Operating expenses include a credit of GBP29m on the sale and leaseback of property. The cost:income ratio improved two percentage points to 35% (2005: 37%).

Barclaycard


                                                                 Half-year ended
                                                     30.06.06       31.12.05       30.06.05
                                                         GBPm           GBPm           GBPm

Net interest income                                       914            896            830
Net fee and commission income                             533            518            454
Net investment income                                      15              -              -
Net premiums from insurance contracts                      15             14             10
                                                       --------       --------       --------
Total income                                            1,477          1,428          1,294
Net claims and benefits on insurance
contracts                                                  (6)            (5)            (2)
                                                       --------       --------       --------
Total income net of insurance claims                    1,471          1,423          1,292
Impairment charges                                       (696)          (590)          (508)
                                                       --------       --------       --------
Net income                                                775            833            784
                                                       --------       --------       --------
Operating expenses excluding
amortisation of intangible assets                        (471)          (531)          (430)
Amortisation of intangible assets                          (8)            (8)            (9)
                                                       --------       --------       --------
Operating expenses                                       (479)          (539)          (439)
Share of post-tax results of associates
and joint ventures                                          1              -              1
                                                       --------       --------       --------
Profit before tax                                         297            294            346
                                                       --------       --------       --------

Cost:income ratio                                          33%            38%            34%
Cost:net income ratio                                      62%            65%            56%

Risk Tendency                                        GBP1,340m      GBP1,100m        GBP980m
Return on average economic capital                         13%            14%            18%

Economic profit                                         GBP55m         GBP68m        GBP115m

                                                                      As at
                                                     30.06.06       31.12.05       30.06.05

Loans and advances to customers                     GBP24.8bn      GBP24.0bn      GBP23.1bn
Total assets                                        GBP26.6bn      GBP25.8bn      GBP24.2bn
Risk weighted assets                                GBP24.0bn      GBP21.8bn      GBP21.3bn

Key Facts

Number of Barclaycard UK customers                      11.2m          11.2m          11.2m
Number of retailer relationships                       95,000         93,000         92,000
UK credit cards - average outstanding balances       GBP9.6bn       GBP10.1bn     GBP10.2bn
UK credit cards - average extended credit balances   GBP8.2bn       GBP8.6bn       GBP8.8bn
UK loans - average consumer lending balances        GBP11.6bn      GBP10.3bn       GBP9.9bn
International - average extended credit balances     GBP2.3bn       GBP1.8bn       GBP1.7bn
International - cards in issue                           5.3m           4.3m           3.7m


Barclaycard profit before tax decreased 14% (GBP49m) to GBP297m (2005: GBP346m) as strong income growth was more than offset by higher impairment charges and increased costs from the continued development of the International businesses.

Total income net of insurance claims increased 14% (GBP179m) to GBP1,471m (2005:
GBP1,292m) driven by good performances across the diversified UK cards and consumer loans businesses and Barclaycard Business, and by very strong momentum in international cards.

Net interest income increased 10% (GBP84m) to GBP914m (2005: GBP830m). UK average extended credit card balances fell 7% to GBP8.2bn (2005: GBP8.8bn), reflecting lower promotional rate balances and tighter lending criteria. UK average consumer lending balances increased 17% to GBP11.6bn (2005: GBP9.9bn). International average extended credit card balances rose 35% to GBP2.3bn (2005:
GBP1.7bn). Margins in credit cards improved in the first half of 2006 to 8.78% (2005: 7.56%), due to the impact of increased card rates and a reduced proportion of promotional rate balances in the UK. Margins in consumer lending fell to 4.34% (2005: 5.15%), due to continued competitive pressures and a change in the product mix, with a higher weighting to secured lending in FirstPlus.

Net fee and commission income increased 17% (GBP79m) to GBP533m (2005: GBP454m) as a result of increased contributions from SkyCard, FirstPlus, Barclaycard Business and Barclaycard International.

Investment income of GBP15m represents the proceeds arising from the sale of part of the stake in MasterCard Inc, as part of its flotation.

Impairment charges increased 37% (GBP188m) to GBP696m (2005: GBP508m). Relative to the second half of 2005, impairment charges increased 18%. The increase was driven by a rise in delinquent balances, increased numbers of bankruptcies and lower rates of recovery from customers in the UK cards and loans businesses. The rise in delinquent balances is reflected in a significant increase in non-performing loans.

Operating expenses increased 9% (GBP40m) to GBP479m (2005: GBP439m), which included a gain from the sale and leaseback property of GBP38m. Excluding this gain, underlying operating expenses increased 18% (GBP78m) to GBP517m largely as a result of the continued investment in Barclaycard US and the development of the UK Partnerships business.

Barclaycard International continued its growth strategy, with the continental European businesses delivering excellent results and the Swedbank joint venture performing in line with its business plan. Barclaycard International loss before tax increased to GBP4m (2005: loss GBP3m). The loss before tax for Barclaycard US was GBP21m (2005: loss GBP13m). The performance and integration of Barclaycard US proceeded in line with expectations, with continued strong growth in balances and customer numbers and the creation of a number of new partnerships.

International Retail and Commercial Banking

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                          847            776            274
Net fee and commission income                669            534            171
                                          --------       --------       --------
Net trading income                             3             (3)             6
Net investment income                         47             76             67
                                          --------       --------       --------
Principal transactions                        50             73             73
Net premiums from insurance contracts        174            167             60
Other income                                  34             46             14
                                          --------       --------       --------
Total income                               1,774          1,596            592
Net claims and benefits on insurance
contracts                                   (119)          (120)           (85)
                                          --------       --------       --------
Total income net of insurance claims       1,655          1,476            507
Impairment charges                           (68)           (24)            (8)
                                          --------       --------       --------
Net income                                 1,587          1,452            499
                                          --------       --------       --------
Operating expenses excluding
amortisation of intangible assets         (1,030)          (974)          (343)
Amortisation of intangible assets            (45)           (45)            (2)
                                          --------       --------       --------
Operating expenses                        (1,075)        (1,019)          (345)
Share of post-tax results of
associates and joint ventures                 27             26             20
                                          --------       --------       --------
Profit before tax                            539            459            174
                                          --------       --------       --------

Cost:income ratio                             65%            69%            68%
Cost:net income ratio                         68%            70%            69%

Risk Tendency                             GBP195m        GBP175m         GBP75m
Return on average economic capital            30%            24%            22%

Economic profit                           GBP187m        GBP135m         GBP70m

                                                          As at
                                        30.06.06       31.12.05       30.06.05

Loans and advances to customers        GBP50.4bn      GBP49.3bn      GBP21.7bn
Customer accounts                      GBP23.0bn      GBP22.6bn       GBP9.6bn
Total assets                           GBP65.1bn      GBP63.6bn      GBP30.0bn
Risk weighted assets                   GBP42.1bn      GBP41.2bn      GBP18.9bn

Key Facts

Number of international branches           1,542          1,516            799

International Retail and Commercial Banking profit before tax increased GBP365m to GBP539m (2005: GBP174m). The increase reflected the inclusion of International Retail and Commercial Banking - Absa profit before tax of GBP317m for 2006 and strong underlying organic growth in Europe.

International Retail and Commercial Banking - excluding Absa

                                                            Half-year ended
                                                30.06.06       31.12.05       30.06.05
                                                    GBPm           GBPm           GBPm

Net interest income                                  296            288            274
Net fee and commission income                        226            206            171
                                                  --------       --------       --------
Net trading income                                    12             25              6
Net investment income                                 29             21             67
                                                  --------       --------       --------
Principal transactions                                41             46             73
Net premiums from insurance contracts                 50             69             60
Other income                                          14              9             14
                                                  --------       --------       --------
Total income                                         627            618            592
Net claims and benefits on insurance
contracts                                            (65)           (76)           (85)
                                                  --------       --------       --------
Total income net of insurance claims                 562            542            507
Impairment charges                                   (16)            (5)            (8)
                                                  --------       --------       --------
Net income                                           546            537            499
                                                  --------       --------       --------
Operating expenses excluding
amortisation of intangible assets                   (341)          (391)          (343)
Amortisation of intangible assets                     (4)            (4)            (2)
                                                  --------       --------       --------
Operating expenses                                  (345)          (395)          (345)
Share of post-tax results of associates
and joint ventures                                    21             19             20
                                                  --------       --------       --------
Profit before tax                                    222            161            174
                                                  --------       --------       --------

Cost:income ratio                                     61%            73%            68%
Cost:net income ratio                                 63%            74%            69%

Risk Tendency                                      GBP70m         GBP75m         GBP75m
Return on average economic capital                    26%            17%            22%

Economic profit                                    GBP94m         GBP45m         GBP70m

                                                                 As at
                                                30.06.06       31.12.05       30.06.05

Loans and advances to customers                GBP27.0bn      GBP25.4bn      GBP21.7bn
Customer accounts                              GBP10.9bn      GBP10.4bn      GBP9.6bn
Total assets                                   GBP35.8bn      GBP34.2bn      GBP30.0bn
Risk weighted assets                           GBP21.4bn      GBP20.4bn      GBP18.9bn

Key Facts

Number of international branches                     815            798            799
Number of Barclays Africa and Middle                1.3m           1.3m           1.3m
East customer accounts
Number of Barclays Europe customers              801,000        800,000        760,000
Number of European mortgage customers            232,000        221,000        206,000
European mortgages - average balances (Euros)  EUR24.9bn      EUR21.2bn      EUR19.9bn
European assets under management (Euros)       EUR23.8bn      EUR22.6bn      EUR19.5bn


International Retail and Commercial Banking - excluding Absa performed well, with profit before tax increasing 28% (GBP48m) to GBP222m (2005: GBP174m). The performance was broad based, with stronger underlying profits in all geographies. Underlying profit before tax, excluding gains from asset sales in 2006 and 2005 increased 17% (GBP24m) to GBP167m (2005: GBP143m).

Total income net of insurance claims increased 11% (GBP55m) to GBP562m (2005:
GBP507m). Underlying income increased 18% (GBP86m) to GBP562m (2005: GBP476m).

Net interest income increased 8% (GBP22m) to GBP296m (2005: GBP274m), reflecting strong balance sheet growth in continental Europe, Africa and the Middle East, and the development of the corporate business in Spain.

Total average customer loans increased 25% to GBP26.2bn (2005: GBP20.9bn). Mortgage balance growth in continental Europe was particularly strong, with average Euro balances up 25%. Growth in European mortgages as a proportion of total balances and competitive pressures in key European markets contributed to lower lending margins. Average customer deposits increased 12% to GBP10.2bn (2005: GBP9.1bn), with deposit margins rising modestly.

Net fee and commission income increased 32% (GBP55m) to GBP226m (2005: GBP171m). This reflected a strong performance from the Spanish funds business, where average assets under management increased 14%, together with good growth in France, including the contribution of the ING Ferri business which was acquired on 1st July 2005. Net fee and commission income showed solid growth in Africa and the Middle East.

Principal transactions reduced to GBP41m (2005: GBP73m), which in 2005 included GBP23m from the redemption of preference shares in FirstCaribbean
InternationalBank.

Impairment charges increased to GBP16m (2005: GBP8m), principally as a result of the absence in 2006 of one-off recoveries which arose in 2005 in Africa and the Middle East.

Operating expenses were flat at GBP345m, including gains from the sale and leaseback of property in Spain of GBP55m. Excluding these gains, underlying operating expenses increased 16% to GBP400m (2005: GBP345m). The increase was below the growth in underlying income, and reflected the continued expansion of the business in Africa and the Middle East, investments in the European distribution network, particularly in Portugal and Italy, and the acquisition of the ING Ferri business in France.

Barclays Spain continued to perform strongly. Profit before tax increased 25% (GBP17m) to GBP86m (2005: GBP69m), excluding one off gains on asset sales of GBP55m (2005: GBP8m) and integration costs of GBP16m (2005: GBP28m). This was driven by the continued realisation of benefits from the integration of Banco Zaragozano, together with good growth in mortgages and assets under management. Profit before tax also increased strongly in Portugal reflecting good flows of new customers and increased business volumes. France performed well as a result of good organic growth and the acquisition of ING Ferri.

Africa and the Middle East profit before tax was in line with prior year at GBP62m (2005: GBP62m). This reflected balance sheet growth across the businesses offset by continued investment and higher impairment charges as a result of the absence of one off recoveries that arose in 2005.

The share of post tax profits from associates increased GBP1m to GBP21m (2005: GBP20m) reflecting an increased contribution from FirstCaribbean.

International Retail and Commercial Banking - Absa

                                                   Half-year      Period from
                                                      ended      27.07.05 until
                                                    30.06.06         31.12.05(1)
                                                        GBPm               GBPm
Net interest income                                      551               488
Net fee and commission income                            443               328
                                                     ---------         ---------
Net trading income                                        (9)              (28)
Net investment income                                     18                55
                                                     ---------         ---------
Principal transactions                                     9                27
Net premiums from insurance contracts                    124                98
Other income                                              20                37
                                                     ---------         ---------
Total income                                           1,147               978
Net claims and benefits on insurance contracts           (54)              (44)
                                                     ---------         ---------
Total income net of insurance claims                   1,093               934
Impairment charges                                       (52)              (19)
                                                     ---------         ---------
Net income                                             1,041               915
                                                     ---------         ---------
Operating expenses excluding amortisation of
intangible assets                                       (689)             (583)
Amortisation of intangible assets                        (41)              (41)
                                                     ---------         ---------
Operating expenses                                      (730)             (624)
Share of post-tax results of associates and joint
ventures                                                   6                 7
                                                     ---------         ---------
Profit before tax                                        317               298
                                                     ---------         ---------

Cost:income ratio                                         67%               67%
Cost:net income ratio                                     70%               68%

Risk Tendency                                         GBP125m           GBP100m
Return on average economic capital                        37%               36%

Economic profit                                        GBP93m            GBP90m

                                                               As at
                                                     30.06.06          31.12.05
Loans and advances to customers                     GBP23.4bn         GBP23.9bn
Customer accounts                                   GBP12.1bn         GBP12.2bn
Total assets                                        GBP29.3bn         GBP29.4bn
Risk weighted assets                                GBP20.7bn         GBP20.8bn

Key Facts

Number of branches                                       727               718
Number of ATMs                                         6,256             5,835
Number of retail customers                              8.0m              7.6m
Number of corporate customers                         80,000            79,000


(1) Barclays acquired a controlling stake in Absa Group Limited on 27th July
2005.

The comparable period referred to below, for illustrative purposes only, is the six months to 30th June 2005. Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005. A summary of Absa Group Limited's results for the six months to 30th June 2006 is included in the Appendix on page 92(1).

Absa Group Limited's profit before tax increased 16% reflecting very good performances from banking operations which were well spread across all business segments. Absa's bancassurance offering was negatively affected by increased equity market volatility.

Net interest income grew strongly as credit demand remained strong. Growth in loans and advances to customers was driven by mortgages and credit cards. Margins contracted modestly reflecting an increased reliance on wholesale funding as well as increased competition.

Growth in non-interest income reflected increased retail transaction volumes, partially offset by the closure of the Absa Group's international operations outside Africa and lower fair value gains in respect of the listed equity portfolio.

Impairment charges grew, largely within Absa Home Loans and Retail Banking Services. The ratio of non-performing loans to total advances continued to improve.

Operating expenses increased, principally due to the further expansion of the Absa branch and ATM network and regulatory and compliance expenditure.

We are making good progress with integration and the realisation of synergy benefits.


(1) Absa Group's interim reporting period has changed from the six months ended 30th September to the six months ended 30th June. This change was necessitated by the need to align Absa's financial reporting with that of Barclays. To facilitate evaluation and interpretation, these results are compared with unaudited proforma results for the six months ended 30th June 2005.


Barclays Capital

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                          495            540            525
Net fee and commission income                516            403            373
                                          --------       --------       --------
Net trading income                         2,139          1,116          1,115
Net investment income                        277            253            160
                                          --------       --------       --------
Principal transactions                     2,416          1,369          1,275
Other income                                  10             12              8
                                          --------       --------       --------
Total income                               3,437          2,324          2,181
Impairment charges                           (70)           (59)           (52)
                                          --------       --------       --------
Net income                                 3,367          2,265          2,129
                                          --------       --------       --------
Operating expenses excluding
amortisation of intangible assets         (2,120)        (1,583)        (1,378)
Amortisation of intangible assets             (1)            (1)            (1)
                                          --------       --------       --------
Operating expenses                        (2,121)        (1,584)        (1,379)
                                          --------       --------       --------
Profit before tax                          1,246            681            750
                                          --------       --------       --------

Cost:income ratio                             62%            68%            63%
Cost:net income ratio                         63%            70%            65%

Risk Tendency                             GBP125m        GBP110m         GBP80m
Return on average economic capital            47%            30%            38%

Average net income generated per
member                                    GBP330         GBP242         GBP259
of staff ('000)

Economic profit                           GBP671m        GBP323m        GBP383m

                                                         As at
                                        30.06.06       31.12.05       30.06.05

Total assets                         GBP659.3bn     GBP601.2bn     GBP573.1bn
Risk weighted assets                 GBP130.5bn     GBP116.7bn     GBP107.2bn

Key Facts(1)                              30.06.06                30.06.05
                                    League                  League
                                    table       Issuance    table       Issuance
                                    position    value       position    value
All international bonds (all        2nd         $111.0bn    4th         $96.0bn
currencies)
Sterling bonds                      2nd         GBP10.9bn   2nd         GBP8.3bn
International securitisations       4th         $16.5bn     9th         $10.7bn
US investment grade bonds           7th         $3.2bn      4th         $5.1bn



(1) League tables compiled by Barclays Capital from external sources including Dealogic and Thomson Financial.


Barclays Capital delivered record profit before tax and net income. Profit before tax increased 66% (GBP496m) to GBP1,246m (2005: GBP750m). This was the result of the very strong income performance which was driven by higher business volumes and client activity levels. Net income increased 58% (GBP1,238m) to GBP3,367m (2005: GBP2,129m). Profit before tax for Absa Capital was GBP45m. Excluding Absa Capital, profit before tax increased by 60%.

Total income increased 58% (GBP1,256m) to GBP3,437m (2005: GBP2,181m) as a result of very strong growth across the Rates and Credit businesses. Income grew across all asset classes, in particular interest rate products, equity products, currency products, emerging markets, credit products and commodities. Income by geography was well spread with significant contributions from the US, Europe and Asia. The top line performance reflects returns from past investments and the strength of the client franchise. Average DVaR grew to GBP36m (2005: GBP30m) well below the rate of income growth.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 62% (GBP1,111m) to GBP2,911m (2005: GBP1,800m).

Net trading income increased 92% (GBP1,024m) to GBP2,139m (2005: GBP1,115m) with very strong contributions across the Rates and Credit businesses, in particular equities, commodities, fixed income and credit derivatives. These results were driven by higher volumes of client led activity and favourable market conditions. Net investment income increased 73% (GBP117m) to GBP277m (2005: GBP160m) driven by investment realisations, primarily in Private Equity and structured capital markets. Net interest income decreased 6% (GBP30m) to GBP495m (2005: GBP525m) driven by lower contributions from money markets.

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 38% (GBP143m) to GBP516m (2005: GBP373m). This reflected higher volumes and continued market share gains in a number of key markets, with strong contributions from bonds, European leveraged loans and convertibles issuances.

Impairment charges of GBP70m relate primarily to impairment charges on available for sale assets of GBP83m, partially offset by recoveries in the loan portfolio. The impairment charge on available for sale assets arose where an intention to sell caused losses in the available for sale portfolio to be treated as other than temporary in nature. The impairment charge arose from interest rate movements rather than credit deterioration. There is a corresponding gain recognised in net trading income.

Operating expenses increased 54% (GBP742m) to GBP2,121m (2005: GBP1,379m), reflecting higher performance related costs due to strong results. The cost:net income ratio improved to 63% (2005: 65%). Staff costs to net income ratio improved to 51% (2005: 52%). Compared with the first half of 2005, performance related pay, discretionary investment spend and short-term contractor resource represented a higher proportion of operating expenses of 54% (2005: 46%).

Total headcount increased by 600 during the first half of 2006 to 10,500 (31st December 2005: 9,900). Growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support greater business volumes.

Barclays Global Investors

                                                          Half-year ended
                                              30.06.06       31.12.05       30.06.05
                                                  GBPm           GBPm           GBPm

Net interest income                                  7              9              6
Net fee and commission income                      837            727            570
                                                --------       --------       --------
Net trading income                                   1              -              2
Net investment income                                -              -              4
                                                --------       --------       --------
Principal transactions                               1              -              6
                                                --------       --------       --------
Total income                                       845            736            582
                                                --------       --------       --------
Operating expenses excluding
amortisation of intangible assets                 (479)          (435)          (340)
Amortisation of intangible assets                   (2)            (2)            (2)
                                                --------       --------       --------
Operating expenses                                (481)          (437)          (342)
Share of post-tax results of associates
and joint ventures                                   -              -              1
                                                --------       --------       --------
Profit before tax                                  364            299            241
                                                --------       --------       --------

Cost:income ratio                                   57%            59%            59%
Average net income generated per member
of staff ('000)                                 GBP360         GBP330         GBP298

Return on average economic capital                 260%           282%           214%

Economic profit                                 GBP195m        GBP170m        GBP129m

                                                               As at
                                              30.06.06       31.12.05       30.06.05

Total assets                                 GBP77.3bn       GBP80.9bn     GBP68.9bn
Risk weighted assets                          GBP1.4bn        GBP1.5bn      GBP1.4bn

Key Facts

Number of institutional clients                  2,800          2,800          2,700
Assets under management:
-indexed                                      GBP571bn       GBP586bn       GBP517bn
-active                                       GBP199bn       GBP198bn       GBP169bn
-managed cash and other                       GBP107bn        GBP97bn        GBP95bn
Total assets under management                 GBP877bn       GBP881bn       GBP781bn
Total assets under management (US$)           $1,623bn       $1,513bn       $1,401bn
Net new assets in period                       GBP17bn        GBP19bn        GBP29bn
Net new assets in period (US$)                   $30bn          $27bn          $61bn
Number of iShares products                         164            149            135
Total iShares assets under management(1)      GBP124bn       GBP113bn        GBP84bn


(1) Included in indexed assets.


Barclays Global Investors (BGI) delivered excellent growth in profit before tax, increasing 51% (GBP123m) to GBP364m (2005: GBP241m), reflecting exceptionally strong income growth. The performance was broad-based by products, distribution channels and geographies.

Net fee and commission income increased 47% (GBP267m) to GBP837m
(2005: GBP570m). The very strong income performance was attributable to increased management and incentive fees, particularly in the iShares and active businesses. Incentive fees increased 41% (GBP31m) to GBP107m (2005: GBP76m). Higher asset values, driven by good net new inflows and higher market levels, and a strong investment performance, contributed to the growth in income.

Operating expenses increased 41% (GBP139m) to GBP481m (2005: GBP342m) as a result of higher performance based expenses, significant investment in key growth initiatives and ongoing investment in product development and infrastructure. The cost:income ratio improved to 57% (2005: 59%).

Total headcount rose by 100 to 2,400 (31st December 2005: 2,300). Headcount increased in all regions, across product groups and the support functions, reflecting continued investment to support strategic initiatives.

Total assets under management of GBP877bn remained in line with 2005 year-end levels (31st December 2005: GBP881bn). Net new inflows of GBP17bn and positive market move impact of GBP27bn were more than offset by the adverse impact of exchange rate movements of GBP48bn. In US$ terms assets under management increased by US$110bn to US$1,623bn (31st December 2005: US$1,513bn), comprising US$30bn of net new assets, US$43bn of favourable market movements and US$37bn of exchange rate movements.

Wealth Management

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                          178            169            160
Net fee and commission income                336            306            283
                                          --------       --------       --------
Net trading income                             -              -              -
Net investment income                          -              -              5
                                          --------       --------       --------
Principal transactions                         -              -              5
Other income                                  (1)             -             (1)
                                          --------       --------       --------
Total income                                 513            475            447
Impairment charges                            (1)            (1)            (1)
                                          --------       --------       --------
Net income                                   512            474            446
                                          --------       --------       --------
Operating expenses excluding
amortisation of intangible assets           (400)          (391)          (361)
Amortisation of intangible assets             (2)            (1)            (1)
                                          --------       --------       --------
Operating expenses                          (402)          (392)          (362)
                                          --------       --------       --------
Profit before tax                            110             82             84
                                          --------       --------       --------

Cost:income ratio                             78%            83%            81%
Cost:net income ratio                         79%            83%            81%

Risk Tendency                              GBP10m          GBP5m          GBP5m
Return on average economic capital            52%            42%            35%

Average net income generated per
member                                     GBP70          GBP66          GBP62
of staff ('000)

Economic profit                            GBP77m         GBP60m         GBP49m

                                                         As at
                                        30.06.06       31.12.05       30.06.05
Loans and advances to customers         GBP5.1bn       GBP4.7bn       GBP4.4bn
Customer accounts                      GBP25.0bn      GBP23.1bn      GBP22.5bn
Total assets                            GBP6.8bn       GBP6.1bn       GBP5.8bn
Risk weighted assets                    GBP4.9bn       GBP4.1bn       GBP4.5bn

Key Facts
Total client assets                    GBP84.7bn      GBP78.3bn      GBP74.2bn


Wealth Management profit before tax rose 31% (GBP26m) to GBP110m (2005: GBP84m), driven by broad based income growth and favourable market conditions, partially offset by increased volume related costs and increased investment in people and infrastructure to support future growth.

Total income increased 15% (GBP66m) to GBP513m (2005: GBP447m).

Net interest income increased 11% (GBP18m) to GBP178m (2005: GBP160m) reflecting growth in both customer deposits and customer lending. Average loans to customers grew 16% to GBP4.9bn, driven mainly by increased lending to offshore and private banking clients. Average customer deposits grew 10% (GBP2.3bn) to GBP24.5bn (2005: GBP22.2bn). Asset margins increased to 1.11% (2005: 0.98%) and the deposit margin was stable at 1.08% (2005: 1.06%).

Net fee and commission income increased 19% (GBP53m) to GBP336m (2005: GBP283m). The increase reflected growth in client assets and higher transactional income, including increased sales of investment products to private banking and financial planning clients, and higher stockbroking volumes.

Operating expenses increased 11% (GBP40m) to GBP402m (2005: GBP362m) with greater volume related and investment costs. Investment costs include increased hiring and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:net income ratio improved two percentage points to 79% (2005: 81%).

Total client assets, comprising customer deposits and client investments, increased to GBP84.7bn (31st December 2005: GBP78.3bn) reflecting good net new asset inflows and favourable market conditions.

Wealth Management - closed life assurance activities

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                           (4)             2            (16)
Net fee and commission income                 25             26             18
                                          --------       --------       --------
Net trading income                             1              -              -
Net investment income                         24            144            115
                                          --------       --------       --------
Principal transactions                        25            144            115
Net premiums from insurance contracts         93             95            100
Other income                                   6             10              1
                                          --------       --------       --------
Total income                                 145            277            218
Net claims and benefits on insurance
contracts                                    (82)          (208)          (167)
                                          --------       --------       --------
Total income net of insurance claims          63             69             51
Operating expenses                           (54)           (73)           (54)
                                          --------       --------       --------
Profit/(loss) before tax                       9             (4)            (3)
                                          --------       --------       --------

Cost:income ratio                             86%           106%           106%

Return on average economic capital            22%            11%           (18)%

Economic profit/(loss)                      GBP4m          GBP1m         GBP(8m)

                                                         As at
                                        30.06.06       31.12.05       30.06.05
Total assets                            GBP7.2bn       GBP7.3bn       GBP6.7bn


Wealth Management - closed life assurance activities profit before tax was GBP9m (2005: loss GBP3m) predominantly due to lower funding costs and reduced customer redress costs in 2006.

Profit before tax excluding customer redress costs was GBP43m (2005: GBP37m).

Total income increased to GBP63m (2005: GBP51m) due to reduced funding costs.

Operating expenses remained steady at GBP54m. Costs relating to redress for customers decreased to GBP34m (2005: GBP40m) whilst other operating expenses increased to GBP20m (2005: GBP14m).

Head office functions and other operations

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm
Net interest income                            8             23            137
Net fee and commission income               (183)          (228)          (170)
                                          --------       --------       --------
Net trading income                            55             30             55
Net investment income                         (6)             3              5
                                          --------       --------       --------
Principal transactions                        49             33             60
Net premiums from insurance contracts         93             86             60
Other income                                  10             17              7
                                          --------       --------       --------
Total income                                 (23)           (69)            94
Impairment (charges)/releases                (24)            (3)             2
                                          --------       --------       --------
Net (loss)/income                            (47)           (72)            96
                                          --------       --------       --------
Operating expenses excluding
amortisation of intangible assets           (106)          (208)          (135)
Amortisation of intangible assets             (4)            (3)            (1)
                                          --------       --------       --------
Operating expenses                          (110)          (211)          (136)
                                          --------       --------       --------
Loss before tax                             (157)          (283)           (40)
                                          --------       --------       --------

Risk Tendency                              GBP25m         GBP25m         GBP35m

                                                         As at
                                        30.06.06       31.12.05       30.06.05
Total assets                            GBP9.3bn       GBP9.3bn      GBP12.4bn
Risk weighted assets                    GBP3.4bn       GBP4.0bn       GBP5.6bn


Head office functions and other operations loss before tax increased GBP117m to GBP157m (2005: loss GBP40m). This reflects the reduced interest income on capital retained within Treasury, following the acquisition of Absa Group Limited, partially offset by lower net impact of asymmetric consolidation adjustments, and lower operating expenses following the head office relocation to Canary Wharf in 2005.

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm's length basis. Consolidation adjustments necessary to eliminate the inter-segment transactions, including adjustments to eliminate the timing differences on the recognition of inter-segment income and expenses, are included in Head Office functions and other operations.

The impact of such asymmetric consolidation adjustments reduced by GBP51m to GBP81m (2005: GBP132m). These adjustments related to the timing of the recognition of insurance commissions included in Barclaycard and UK Banking amounting to GBP35m (2005: GBP49m); internal fees for structured capital markets activities of GBP41m (2005: GBP63m); and fees paid to Barclays Capital for capital raising and risk management advice of GBP5m (2005: GBP32m).

Net interest income reduced GBP129m to GBP8m (2005: GBP137m) mainly due to a reduction in net interest income retained in Treasury as 2005 included interest earned on excess capital held in anticipation of the acquisition of Absa Group Limited. Treasury's net interest income also included the hedge ineffectiveness for the period, which together with other related Treasury adjustments, amounted to a loss of GBP3m (2005: GBP35m gain) and the cost of hedging the foreign exchange risk on the Group's investment in Absa, which amounted to GBP39m (2005: GBPnil).

Net trading income of GBP55m (2005: GBP55m) includes GBP59m (2005: GBPnil) in respect of a hedge of the translation exposure arising from Absa's Rand earnings, of which GBP10m was realised at 30th June 2006.

Impairment charges increased GBP26m to GBP24m (2005: recovery GBP2m). The increase was driven by impairment in the transition businesses.

Operating expenses decreased GBP26m to GBP110m (2005: GBP136m), primarily due to the elimination in 2006 of expenses incurred in 2005 relating to the head office relocation to Canary Wharf (2005: GBP52m).


                                FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

                                                  Half-year ended
                                      30.06.06       31.12.05       30.06.05
                                          GBPm           GBPm           GBPm


Cash and balances at central banks           7              6              3
Financial instruments                    1,406          1,305            967
Loans and advances to banks                523            251            439
Loans and advances to customers          7,883          7,275          5,669
Other                                      725            747            570
                                        --------       --------       --------
Interest income                         10,544          9,584          7,648
                                        --------       --------       --------

Deposits from banks                     (1,263)        (1,102)          (954)
Customer accounts                       (1,844)        (1,530)        (1,185)
Debt securities in issue                (2,388)        (1,913)        (1,355)
Subordinated liabilities                  (340)          (312)          (293)
Other                                     (305)          (352)          (161)
                                        --------       --------       --------
Interest expense                        (6,140)        (5,209)        (3,948)
                                        --------       --------       --------
Net interest income                      4,404          4,375          3,700
                                        --------       --------       --------

Group  net  interest  income   increased  19%  (GBP704m)  to  GBP4,404m   (2005:
GBP3,700m). The inclusion of Absa added net interest income of GBP600m in the first half of 2006. Group net interest income excluding Absa grew 3%.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to GBP47m (2005: GBP58m), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes GBP48m (2005: GBP30m) accrued on impaired loans.

Business margins

                                                  Half-year ended
                                      30.06.06       31.12.05       30.06.05
                                             %              %              %

UK Retail Banking assets                  0.86           1.01           0.83
UK Retail Banking liabilities             1.98           1.97           2.01
UK Business Banking assets                1.86           1.87           1.87
UK Business Banking liabilities           1.44           1.38           1.54
Barclaycard assets                        6.64           6.70           6.48
                                        --------       --------       --------
Barclaycard assets-cards                  8.78           8.35           7.56
Barclaycard assets-loans                  4.34           4.78           5.15
                                        --------       --------       --------
International Retail and Commercial
Banking-ex Absa assets(1)                 1.24           1.26           1.47
International Retail and Commercial
Banking-ex Absa liabilities(1)            2.12           2.03           2.00
International Retail and Commercial
Banking-Absa assets(1), (2)               3.45           3.52              -
International Retail and Commercial
Banking-Absa liabilities(1), (2)          2.41           2.39              -
Wealth Management assets                  1.11           0.99           0.98
Wealth Management liabilities             1.08           1.02           1.06

Average balances
                                                  Half-year ended
                                      30.06.06       31.12.05       30.06.05
                                          GBPm           GBPm           GBPm
UK Retail Banking assets                64,989         65,689         66,511
UK Retail Banking liabilities           77,566         74,867         72,072
UK Business Banking assets              51,103         45,879         42,059
UK Business Banking liabilities         43,671         41,837         39,234
Barclaycard assets                      25,727         24,729         23,759
                                        --------       --------       --------
Barclaycard assets-cards                13,307         13,233         13,126
Barclaycard assets-loans                12,420         11,496         10,633
                                        --------       --------       --------
International Retail and Commercial
Banking-ex Absa assets(1)               26,245         24,847         20,931
International Retail and Commercial
Banking-ex Absa liabilities(1)          10,174          9,372          9,065
International Retail and Commercial
Banking-Absa assets(1)                  24,228         20,225              -
International Retail and Commercial
Banking-Absa liabilities(1)             13,455         13,338              -
Wealth Management assets                 4,891          4,560          4,229
Wealth Management liabilities           24,521         24,257         22,603


(1) International Retail and Commercial Banking business margins, average balances and business net interest income have been restated on a consistent basis to reflect changes in methodology.

(2) For the second half of 2005, this reflects the five month post-acquisition period on an annualised basis.


Business net interest income


                                                  Half-year ended
                                      30.06.06       31.12.05       30.06.05
                                          GBPm           GBPm           GBPm

UK Retail Banking assets                   276            336            273
UK Retail Banking liabilities              762            744            718
UK Business Banking assets                 471            433            390
UK Business Banking liabilities            312            292            300
Barclaycard assets                         846            828            770
                                        --------       --------       --------
Barclaycard assets-cards                   579            553            496
Barclaycard assets-loans                   267            275            274
                                        --------       --------       --------
International Retail and Commercial
Banking-ex Absa assets(1)                  162            158            153
International Retail and Commercial
Banking-ex Absa liabilities(1)             107             96             90
International Retail and Commercial
Banking-Absa assets(1)                     414            308              -
International Retail and Commercial
Banking-Absa liabilities(1)                161            138              -
Wealth Management assets                    27             22             21
Wealth Management liabilities              132            124            120
                                        --------       --------       --------
Business net interest income             3,670          3,479          2,835
                                        --------       --------       --------

Reconciliation of business interest income to Group net interest income

                                               Half-year ended
                               30.06.06           31.12.05           30.06.05
                                   GBPm               GBPm               GBPm
Business net interest income      3,670              3,479              2,835
Other:
- Barclays Capital                  495                540                525
- Barclays Global Investors           7                  9                  6
- Other                             232                347                334
                                 --------           --------           --------
Group net interest income         4,404              4,375              3,700
                                 --------           --------           --------

Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives. The benefit of capital attributed to these businesses is excluded from the calculation of business margins and business net interest income.

Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to: benefit of capital, excluded from the business margin calculation, Head office functions and other operations; net funding on non-customer assets and liabilities; and Wealth Management - closed life assurance activities.

(1) International Retail and Commercial Banking business margins, average balances and business net interest income have been restated on a consistent basis to reflect changes in methodology.


UK Retail Banking assets margin improved slightly to 0.86% (2005: 0.83%) reflecting a stable mortgage margin, despite the impact of new product launches and a higher contribution from non-mortgage assets. UK Retail Banking liabilities margin was broadly stable at 1.98% (2005: 2.01%).

UK Business Banking assets margin was broadly stable at 1.86% (2005: 1.87%). The UK Business Banking liabilities margin decreased 10 basis points to 1.44% (2005:
1.54%), although it improved relative to the second half of 2005.

Barclaycard cards margin increased 122 basis points to 8.78% (2005: 7.56%). Margins in the cards business improved principally due to the impact of increased card rates in the second half of 2005 and the continued roll-off of promotional rate balances through the first half of 2006. Barclaycard loans margin decreased 81 basis points to 4.34% (2005: 5.15%). Margins in the loans business continued to reduce due to both a change in the product mix, with a higher weighting to secured loans, and competitive pressures.

International Retail and Commercial Banking - excluding Absa assets margin decreased 23 basis points to 1.24% (2005: 1.47%) largely reflecting growth in mortgage assets as a proportion of total assets in Europe, revised competitive pricing strategies aimed at increasing market share, and competitive pressures. International Retail and Commercial Banking - excluding Absa liabilities margin increased 12 basis points to 2.12% (2005: 2.00%) mainly as a consequence of increased margins in Africa and the acquisition of the ING Ferri business in France.

International Retail and Commercial Banking - Absa assets margin of 3.45% (Second half 2005: 3.52%) was broadly stable compared to the margin for the first five months of Barclays ownership. The liabilities margin of 2.41% (Second half 2005: 2.39%) remained consistent.

Wealth Management assets margin increased 13 basis points to 1.11% (2005: 0.98%) principally due to a change in product mix and pricing. Wealth Management liabilities margin was broadly stable at 1.08% (2005: 1.06%).

Net fee and commission income


                                                Half-year ended
                                 30.06.06          31.12.05          30.06.05
                                     GBPm              GBPm              GBPm

Fee and commission income           4,077             3,558             2,872
Fee and commission expense           (425)             (393)             (332)
                                   --------          --------          --------
Net fee and commission income       3,652             3,165             2,540
                                   --------          --------          --------


Fee and commission income rose 42% (GBP1,205m) to GBP4,077m (2005: GBP2,872m). The inclusion of Absa increased fee and commission income by GBP479m in the first half of 2006. Excluding Absa, fee and commission income grew 25%, driven by a broad based performance across the Group, particularly within Barclays
Global Investors reflecting increases in both management and incentive fees, higher asset values, higher market levels and a strong investment performance.

Fee and commission expense increased 28% (GBP93m) to GBP425m (2005: GBP332m), largely reflecting the inclusion of Absa, which added GBP43m, and increases in Barclaycard.

Net fee and commission  income  increased 44%  (GBP1,112m)  to GBP3,652m  (2005:
GBP2,540m). The inclusion of Absa increased net fee and commission income by GBP436m in the first-half of 2006. Group net fee and commission income excluding Absa grew 27%, reflecting growth across all businesses.

Total foreign exchange income was GBP457m (2005: GBP298m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by UK Retail Banking, UK Business
Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within trading income.

Principal transactions


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Rates related business                     1,636            873            859
Credit related business                      565            272            317
                                          --------       --------       --------
Net trading income                         2,201          1,145          1,176
                                          --------       --------       --------

Cumulative gain from disposal of
available for
sale assets/investment securities            120             33             87
Dividend income                               18              9             13
Net income from financial instruments         86            214            175
designated at fair value
Other investment income                      150            229             98
                                          --------       --------       --------
Net investment income                        374            485            373
                                          --------       --------       --------
Principal transactions                     2,575          1,630          1,549
                                          --------       --------       --------

Most of the Group's trading income is generated in Barclays Capital.

Net trading income increased 87% (GBP1,025m) to GBP2,201m (2005: GBP1,176m) due to strong performances across Barclays Capital Rates and Credit businesses, in particular in fixed income, equities, commodities and credit derivative products. This was driven by higher volumes of client-led activity across a broad range of products and geographical regions and by the continued return on prior year investments. The inclusion of Absa increased net trading income by GBP31m in the first-half of 2006. Group net trading income excluding Absa grew 85%.

Net investment income remained flat at GBP374m (2005: GBP373m). The inclusion of Absa increased net investment income by GBP32m in the first-half of 2006.

The cumulative gain from disposal of available for sale assets and investment securities increased 38% (GBP33m) to GBP120m (2005: GBP87m) driven by investment realisations primarily in Private Equity.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed GBP46m (2005: GBP149m).

Net premiums from insurance contracts


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Gross premiums from insurance                536            524            385
contracts
Premiums ceded to reinsurers                 (26)           (23)           (14)
                                          --------       --------       --------
Net premiums from insurance contracts        510            501            371
                                          --------       --------       --------

Net premiums from insurance  contracts increased 37% (GBP139m) to GBP510m (2005:
GBP371m). The inclusion of Absa increased net premiums from insurance contracts by GBP124m in the first half of 2006. Group net premiums from insurance contracts excluding Absa increased 4% reflecting growth in UK consumer lending.

Other income

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

(Decrease)/increase in fair value of
assets held in respect of linked
liabilities to customers under
investment contracts                      (2,960)         2,349          6,885
Decrease/(increase) in liabilities
held in respect of linked liabilities
to customers under investment contracts    2,960         (2,349)        (6,885)
Property rentals                              28             29             25
Other                                         33             69             24
                                          --------       --------       --------
Other income                                  61             98             49
                                          --------       --------       --------

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

Net claims and benefits paid on insurance contracts


                                                  Half-year ended
                                      30.06.06        31.12.05        30.06.05
                                          GBPm            GBPm            GBPm

Gross claims and benefits paid on
insurance contracts                        235             398             296
Reinsurers' share of claims paid            (2)            (40)             (9)
                                        --------        --------        --------
Net claims and benefits paid on
insurance contracts                        233             358             287
                                        --------        --------        --------


Net claims and benefits paid on insurance contracts decreased 19% (GBP54m) to GBP233m (2005: GBP287m). The inclusion of Absa increased net claims and benefits by GBP54m. Net claims and benefits paid on insurance contracts excluding Absa decreased 38%, principally reflecting lower claims and benefits in Wealth Management - closed life assurance activities due to market conditions in the period.

Impairment charges


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
Impairment charges on loans and             GBPm           GBPm           GBPm
advances

- New and increased impairment
allowances                                 1,257          1,184            945
- Releases                                  (151)          (199)          (134)
- Recoveries                                (125)          (124)           (98)
                                          --------       --------       --------
Impairment charges on loans and
advances (see note 5)                        981            861            713

Credit provisions
Charges for the period in respect of
provision for undrawn
contractually committed facilities and
guarantees provided                           (7)             -             (7)
                                          --------       --------       --------
Impairment charges on loans and
advances and credit provisions               974            861            706

Impairment on available for sale
assets                                        83              4              -
                                          --------       --------       --------
Total impairment charges                   1,057            865            706
                                          --------       --------       --------

Total impairment charges increased 50% (GBP351m) to GBP1,057m (2005: GBP706m).

Impairment charges on loans and advances and credit provisions

Impairment charges on loans and advances and credit provisions increased 38% (GBP268m) to GBP974m (2005: GBP706m). Excluding Absa, the increase was 30% and reflected the continued challenging credit environment in UK unsecured retail lending. Steady conditions in the wholesale sector persisted, with a low level of corporate defaults.

In the UK, consumers faced continued pressure on household cash flows. High debt levels and changing social attitudes to bankruptcy and debt default contributed to increased impairment charges. In UK credit cards, the quality of new business continued to improve, reflecting a continued tightening of underwriting standards. Despite these improvements, the value of debt in arrears rose because of an increase in the average value of debt per customer whilst the number of customers in delinquency decreased. In unsecured loans, delinquency rates were steady in the first half of 2006 and customers in delinquency decreased but the higher rate of bankruptcy has increased the level of charge-offs. Impairment on unsecured loans grew but at a slower rate than seen in UK Cards.

In UK Home Finance, delinquencies were flat and amounts charged-off remained low. Smaller business continued to see some deterioration in delinquency rates from a historically low base.

Group impairment charges on loans and advances on an annualised basis amounted to 0.61% (2005: 0.52%), as a percentage of period-end total loans and advances of GBP320,831m (30th June 2005: GBP275,188m).

Retail impairment charges increased to GBP839m (2005: GBP582m), including GBP39m in respect of Absa. Retail impairment charges on loans and advances on an annualised basis amounted to 1.25% (2005: 1.06%) of period end loans and advances of GBP134,534m (30th June 2005: GBP109,566m).

In the wholesale and corporate businesses, impairment charges on loans and advances increased to GBP142m (2005: GBP131m), including GBP13m in respect of Absa. The increase occurred primarily in UK Business Banking and reflected the growth in lending balances and the inclusion of Iveco Finance. The wholesale and corporate impairment charge on an annualised basis amounted to 0.15% (2005:
0.16%) as a percentage of period end total loans and advances of GBP186,297m (30th June 2005: GBP165,622m).

Impairment on available for sale assets

Impairment charges of GBP83m related to losses on assets in the available for sale portfolio where an intention to sell caused the losses to be treated as other than temporary in nature. This impairment charge arose from interest rate movements rather than credit deterioration. There was a corresponding gain which was recognised in net trading income.

Operating expenses


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Staff costs (refer to page 52)             4,147          3,464          2,854
Administrative expenses                    1,916          2,061          1,382
Depreciation                                 207            210            152
Impairment loss - property and
equipment                                      6              -              -
- intangible assets                            -              9              -
Operating lease rentals                      168            179            137
Gains on sale and leaseback of
property                                    (238)             -              -
Amortisation of intangible assets             63             62             17
                                          --------       --------       --------
Operating expenses                         6,269          5,985          4,542
                                          --------       --------       --------

Operating expenses increased 38% (GBP1,727m) to GBP6,269m (2005: GBP4,542m). The inclusion of Absa added operating expenses of GBP781m. Group operating expenses excluding Absa grew 21%, reflecting a higher level of business activity and an increase in performance related pay.

Operating expenses were reduced by gains from the sale and leaseback of property of GBP238m (2005: GBPnil) as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio. The gains within UK Banking of GBP145m were largely offset by incremental investment.

Administrative expenses increased 39% (GBP534m) to GBP1,916m (2005: GBP1,382m). The inclusion of Absa added administrative expenses of GBP314m in the first half of 2006. Group administrative expenses excluding Absa grew 16% principally as a result of higher business activity in Barclays Global Investors, Barclays Capital and Barclaycard International.

Operating lease rentals increased 23% (GBP31m) to GBP168m (2005: GBP137m). The inclusion of Absa added operating lease rentals of GBP43m in the first half of 2006 which more than offset the absence of double occupancy costs incurred in 2005, associated with the head office relocation to Canary Wharf.

The increase in the amortisation of intangible assets primarily arises following the acquisition of Absa Group Limited on 27th July 2005.

The Group cost:income ratio remained flat at 57% (2005: 57%). This reflected improved productivity across all businesses, which was offset by the inclusion of Absa. The Group cost:net income ratio was 63% (2005: 63%).

Staff costs

                                                      Half-year ended
                                          30.06.06       31.12.05       30.06.05
                                              GBPm           GBPm           GBPm

Salaries and accrued incentive payments      3,364          2,780          2,256
Social security costs                          292            215            197
Pension costs
- defined contribution plans                    55             36             40
- defined benefit plans                        142            115            156
Other post retirement benefits                  15             14             13
Other                                          279            304            192
                                            --------       --------       --------
Staff costs                                  4,147          3,464          2,854
                                            --------       --------       --------

Staff costs increased 45% (GBP1,293m) to GBP4,147m (2005: GBP2,854m). The inclusion of Absa added staff costs of GBP347m. Excluding the impact of Absa, staff costs increased 33%.

Salaries and accrued incentive payments rose 49% (GBP1,108m) to GBP3,364m (2005:
GBP2,256m). The inclusion of Absa added GBP316m. Excluding Absa, salaries and accrued incentive payments rose 35%, principally due to performance related payments in Barclays Capital and Barclays Global Investors.

Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of GBP147m (2005: GBP155m) in respect of the Group's main UK pension schemes.

Staff numbers

                                                            As at
                                              30.06.06    31.12.05    30.06.05

Staff numbers:
UK Banking                                      41,500      39,800      40,600
                                               --------    --------    --------
UK Retail Banking                               33,600      32,000      33,000
UK Business Banking                              7,900       7,800       7,600
                                               --------    --------    --------
Barclaycard                                      8,400       7,800       7,200
International Retail and Commercial Banking     47,000      45,400      12,400
                                               --------    --------    --------
International Retail and Commercial
Banking-ex Absa                                 13,300      12,700      12,400
International Retail and Commercial
Banking-Absa                                    33,700      32,700           -
                                               --------    --------    --------
Barclays Capital                                10,500       9,900       8,400
Barclays Global Investors                        2,400       2,300       2,100
Wealth Management                                7,500       7,200       7,200
Head office functions and other operations       1,000         900         900
Total Group permanent and fixed term
contract staff worldwide                       118,300     113,300      78,800
Agency staff worldwide                           8,700       7,000       4,300
                                               --------    --------    --------
Total including agency staff                   127,000     120,300      83,100
                                               --------    --------    --------


Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 61,900 (31st December 2005: 59,100) in the UK and 56,400 (31st December 2005: 54,200) internationally.

UK Banking  staff  numbers  increased  by 1,700 to 41,500 (31st  December  2005:
39,800), primarily reflecting the inclusion in UK Retail Banking of mortgage processing staff involved in activities previously outsourced.

Barclaycard staff numbers rose by 600 to 8,400 (31st December 2005: 7,800), reflecting growth of 200 in Barclaycard US, and increases in operations and customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers by 1,600 to 47,000 (31st December 2005: 45,400). International Retail and Commercial Banking
- excluding Absa  increased  staff numbers by 600 to 13,300 (31st December 2005:
12,700), mainly due to growth in continental Europe. International Retail and Commercial Banking - Absa increased staff numbers by 1,000 to 33,700 (31st December 2005: 32,700), reflecting continued growth in the business.

Barclays  Capital  staff  numbers  rose by 600 to 10,500  (31st  December  2005:
9,900). Growth was broadly based across all regions and reflected investments in the front office, systems development and control functions to support greater business volumes. The growth year on year includes the impact of Absa Capital staff, which were included from July 2005.

Barclays Global Investors increased staff numbers by 100 to 2,400 (31st December 2005: 2,300) reflecting investment to support strategic initiatives.

Wealth Management staff numbers rose by 300 to 7,500 (31st December 2005: 7,200) to support the expansion of the business.

Head office functions and other operations staff numbers grew 100 to 1,000 (31st December 2005: 900).

Agency staff numbers rose by 1,700 to 8,700 (31st December 2005: 7,000), largely due to an increase in Absa.

Share of post-tax results of associates and joint ventures


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Profit from associates                        29             38             15
Profit/(loss) from joint ventures              1             (9)             1
                                          --------       --------       --------
Share of post-tax results of
associates and joint ventures                 30             29             16
                                          --------       --------       --------

The share of post-tax results of associates and joint ventures increased 88% (GBP14m) to GBP30m (2005: GBP16m). The increase in profit from associates primarily reflects the addition of the Absa associates.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2006 (full-year 2005: 30%). The effective rate of tax for the first half of 2006, based on profit before tax, was 29.2% (2005: 26.6%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, tax-free income and adjustments to prior year tax provisions. The effective tax rate for 2006 is higher than in the prior period principally due to the higher tax rates applicable to international operations. The tax charge for the first half of the year includes GBP640m (2005: GBP477m) arising in the UK and GBP432m (2005: GBP238m) arising overseas.

Profit attributable to minority interests


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Absa Group Limited minority interests        122            116              -
Preference shares                             85             80             33
Reserve capital instruments                   47             28             65
Upper tier 2 instruments                       7              4              7
Barclays Global Investors minority
interests                                     26             22             19
Other minority interests                       7             10             10
                                          --------       --------       --------
Profit attributable to minority
interests                                    294            260            134
                                          --------       --------       --------

Profit  attributable to minority  interests  increased GBP160m to GBP294m (2005:
GBP134m) largely reflecting the acquisition of Absa Group Limited on 27th July 2005 and the associated preference share funding.

Earnings per share

                                                    Half-year ended
                                           30.06.06         31.12.05         30.06.05

Profit attributable to equity holders
of the parent                             GBP2,307m        GBP1,606m        GBP1,841m
Dilutive impact of convertible options      (GBP17m)         (GBP29m)            -
                                          --------       --------       --------
Profit attributable to equity holders
of the parent including dilutive
impact of convertible options             GBP2,290m        GBP1,577m        GBP1,841m
Basic weighted average number of
shares in issue                            6,353m         6,335m         6,337m
Number of potential ordinary shares(1)       177m           156m           141m
                                          --------       --------       --------
Diluted weighted average number of
shares                                     6,530m         6,491m         6,478m
                                          --------       --------       --------

Basic earnings per ordinary share           36.3p          25.4p          29.1p

Diluted earnings per ordinary share         35.1p          24.3p          28.4p


The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts, currently not vested and shares held for trading.

When  calculating  the diluted  earnings per share,  the profit  attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within certain subsidiary entities. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts currently not vested and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 177 million (2005: 141 million).

(1) Potential ordinary shares reflect the dilutive impact of share options outstanding.

Dividends on ordinary shares

The Board has decided to pay, on 2nd October 2006, an interim dividend for the year ended 31st December 2006 of 10.5p per ordinary share for shares registered in the books of the Company at the close of business on 18th August 2006. The interim dividend of 9.2p per ordinary share for the year ended 31st December 2005 was paid on 3rd October 2005 and the final dividend for the year ended 31st December 2005 of 17.4p per ordinary share was paid on 28th April 2006. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 tax year in mid-October 2006.

The amount payable for the 2006 interim dividend is GBP667m (half-year ended 31st December 2005: GBP1,105m; half-year ended 30th June 2005: GBP582m). This amount excludes GBP16m payable on Barclays shares held by employee benefit trusts (half year ended 31st December 2005: GBP24m; half year ended 30th June 2005: GBP12m).

For qualifying US and Canadian resident ADR holders, the interim dividend of 10.5p per ordinary share becomes 42p per ADS (representing four shares). The ADR depositary will mail the dividend on 2nd October 2006 to ADR holders on the record on 18th August 2006.

For qualifying Japanese shareholders, the final dividend of 10.5p per ordinary share will be distributed in mid-October to shareholders on the record on 18th August 2006.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 8th September 2006 for it to be effective in time for the payment of the interim dividend on 2nd October 2006. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

Analysis of amounts included in the balance sheet

Capital resources


                                                         As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Shareholders' equity excluding
minority interests                        17,988         17,426         16,099
                                          --------       --------       --------
Preference shares                          3,435          2,977          2,971
Reserve capital instruments                1,922          1,868          1,929
Upper tier 2 instruments                     586            581            586
Absa minority interests                    1,397          1,351              -
Other minority interests                     211            227            200
                                          --------       --------       --------
Minority interests                         7,551          7,004          5,686
                                          --------       --------       --------
Total shareholders' equity                25,539         24,430         21,785
Subordinated liabilities                  13,629         12,463         11,309
                                          --------       --------       --------
Total capital resources                   39,168         36,893         33,094
                                          --------       --------       --------

The authorised  share capital of Barclays PLC is GBP2,500m  (31st December 2005:
GBP2,500m) comprising 9,996 million (31st December 2005: 9,996 million) ordinary shares of 25p shares and 1 million (31st December 2005: 1 million) staff shares of GBP1 each. Called up share capital comprises 6,509 million (31st December 2005: 6,490 million) ordinary shares of 25p each and 1 million (31st December 2005: 1 million) staff shares of GBP1 each.

Total capital resources increased GBP2,275m to GBP39,168m since 31st December 2005.

Shareholders' equity, excluding minority interests, increased GBP562m since 31st December 2005. The current period increase reflects profits attributable to equity holders of the parent of GBP2,307m, increases in share capital and share premium of GBP75m and other increases in retained reserves of GBP120m. Offsetting these movements were dividends paid of GBP1,105m, decreases in the available for sale and cash flow hedging reserves of GBP216m and GBP242m respectively, a GBP332m decrease in the translation reserve and a GBP45m decrease due to changes in treasury and ESOP shares.

Subordinated liabilities rose GBP1,166m since 31st December 2005 reflecting capital raisings of GBP1,926m and accrued interest of GBP15m; offset by exchange rate movements of GBP352m, redemptions of GBP129m, fair value adjustments of GBP280m and amortisation of issue expenses of GBP14m.

Minority interests increased GBP547m since 31st December 2005. The increase primarily reflected the issue, during April 2006, of 30,000,000 preference shares of US$25 each (US$750m; GBP419m) with a 6.625% dividend.

Capital ratios

Risk weighted assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprised:


                                                     As at
                                               30.06.06   31.12.05      30.06.05

Risk  weighted  assets:                            GBPm       GBPm          GBPm
Banking book
On-balance  sheet                               190,979    180,808       159,927
Off-balance sheet                                33,010     31,351        30,090
Associated  undertakings
and joint ventures                                6,351      3,914         3,299
                                                --------  --------      --------
Total banking book                              230,340    216,073       193,316
                                                --------  --------     --------

Trading book
Market risks                                    27,477      23,216      26,432
Counterparty and settlement risks               33,107      29,859      22,658
                                               --------    --------    --------
Total trading book                              60,584      53,075      49,090
                                               --------    --------    --------
Total risk weighted assets                     290,924     269,148     242,406
                                               --------    --------    --------

Capital resources:
Tier 1
Called up share capital                          1,628       1,623       1,616
Eligible reserves                               18,061      16,837      15,544
Minority interests(1)                            7,629       6,634       5,237
Tier one notes(2)                                  941         981         957
Less: intangible assets                         (7,242)     (7,180)     (4,880)
                                               --------    --------    --------
Total qualifying tier 1 capital                 21,017      18,895      18,474
                                               --------    --------    --------

Tier 2
Revaluation reserves                                25          25          25
Available for sale-equity gains                    188         223           -
Collectively assessed impairment allowances      2,593       2,306       2,067
Minority Interests                                 479         515         494
Qualifying subordinated liabilities(3)
Undated loan capital                             3,200       3,212       3,210
Dated loan capital                               8,157       7,069       6,560
                                               --------    --------    --------
Total qualifying tier 2 capital                 14,642      13,350      12,356
                                               --------    --------    --------

Less: Supervisory deductions:
Investments not consolidated for supervisory
purposes                                          (946)       (782)       (696)
Other deductions                                  (998)       (961)       (713)
                                               --------    --------    --------
                                                (1,944)     (1,743)     (1,409)
                                               --------    --------    --------
Total net capital resources                     33,715      30,502      29,421
                                               --------    --------    --------

Tier 1 ratio                                       7.2%        7.0%        7.6%
Risk asset ratio                                  11.6%       11.3%       12.1%


(1) Includes  reserve  capital  instruments  of GBP2,158m  (31st  December 2005:
GBP1,735m; 30th June 2005: GBP1,679m). Minority interests include an issue of GBP500m of reserve capital instruments raised during the first half of 2006 which is eligible for inclusion in tier 1 capital. This issue is classified within subordinated liabilities on the balance sheet.

(2) Tier one notes are included in subordinated liabilities in the consolidated balance sheet.

(3) Subordinated liabilities are included in tier 2, subject to limits laid down in the supervisory requirements.

At 30th June 2006, the Tier 1 capital ratio was 7.2% and the risk asset ratio was 11.6%. From 31st December 2005, net total capital resources rose GBP3.2bn and risk weighted assets increased GBP21.8bn.

Tier 1 capital rose GBP2.1bn, including GBP1.2bn arising from profits attributable to equity holders net of dividends paid. Minority interests within Tier 1 capital increased GBP1.0bn primarily due to the issuance of GBP0.5bn of Reserve Capital Instruments and GBP0.6bn of preference shares. Tier 2 capital increased GBP1.3bn mainly as a result of the issuance of GBP1.4bn of loan capital.

The weakening of the Rand against Sterling had a positive impact on capital ratios for the first half of 2006.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders' equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

                                                                    As at
                                                   30.06.06       31.12.05       30.06.05
                                                       GBPm           GBPm           GBPm

Shareholders' equity excluding minority
interests                                            17,988         17,426         16,099

Available for sale reserve                               (9)          (225)          (374)
Cash flow hedging reserve                               172            (70)          (328)
Retained earnings
Defined benefit pension scheme                        1,302          1,215          1,401
Additional companies in regulatory consolidation
and non-consolidated companies                         (101)          (145)             5
Foreign exchange on RCIs and upper tier
2 loan stock                                            398            289            390
Other adjustments                                       (61)           (30)           (33)
                                                     --------       --------       --------
Called up share capital and eligible
reserves for regulatory purposes                     19,689         18,460         17,160
                                                     --------       --------       --------

Total assets and risk weighted assets

Total assets increased 7% to GBP986.1bn (31st December 2005: GBP924.4bn). Risk weighted assets increased 8% to GBP290.9bn (31st December 2005: GBP269.1bn).

UK Retail  Banking total assets  increased 1% to GBP70.9bn  (31st December 2005:
GBP70.4bn).  Risk weighted assets increased 3% to GBP33.8bn (31st December 2005:
GBP32.8bn), due to asset growth, small changes in the asset weighting mix and a reduced benefit from credit mitigation transactions in mortgages.

UK Business  Banking total assets increased 6% to GBP63.5bn (31st December 2005:
GBP59.9bn), reflecting strong growth in loans and advances to customers. Risk weighted assets increased 8% to GBP50.8bn (31st December 2005: GBP47.1bn), broadly in line with total asset growth.

Barclaycard  total  assets  increased  3%  to  GBP26.6bn  (31st  December  2005:
GBP25.8bn) driven by growth in lending balances. Risk weighted assets increased by 10% to GBP24.0bn (31st December 2005: GBP21.8bn) primarily due to balance sheet growth and a reduction in securitised balances.

International Retail and Commercial Banking - excluding Absa total assets increased 5% to GBP35.8bn (31st December 2005: GBP34.2bn) primarily reflected strong volume growth in continental European mortgages. Risk weighted assets increased 5% to GBP21.4bn (31st December 2005: GBP20.4bn), reflecting the balance sheet growth.

International Retail and Commercial Banking - Absa total assets were GBP29.3bn (31st December 2005: GBP29.4bn) and risk weighted assets GBP20.7bn (31st
December  2005:  GBP20.8bn).  In Rand  terms  assets  grew 21% to  R386bn  (31st
December  2005:  R319bn)  and risk  weighted  assets  grew 20% to  R273bn  (31st
December 2005: R226bn). Growth in Rand terms was more than offset by the depreciation in the Rand exchange rate against Sterling.

Barclays  Capital total assets  increased 10% to GBP659.3bn (31st December 2005:
GBP601.2bn). This was mainly attributable to increases in debt and equity securities held in the trading portfolio and in reverse repurchase agreements, as the business continued to grow in Europe, the US and Asia. Settlement balances were also higher compared to December as a result of seasonal fluctuations in trading related activity. Risk weighted assets increased 12% to GBP130.5bn (31st December 2005: GBP116.7bn). This increase reflected the growth in the business.

Barclays Global Investors total assets decreased 4% to GBP77.3bn (31st December 2005: GBP80.9bn). The substantial majority of total assets related to asset management products where equal and offsetting balances are reflected within liabilities to customers. Risk weighted assets decreased 5% to GBP1.4bn (31st December 2005: GBP1.5bn).

Wealth  Management  total assets  increased 12% to GBP6.8bn (31st December 2005:
GBP6.1bn) principally reflecting good growth in lending balances. Risk weighted assets increased 21% to GBP4.9bn (31st December 2005: GBP4.1bn).

Head office functions and other operations total assets remained flat at GBP9.3bn (31st December 2005: GBP9.3bn). Risk weighted assets decreased 15% to GBP3.4bn (31st December 2005: GBP4.0bn).

Economic capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. The framework has been enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the economic capital calculation. The framework also adjusts economic capital to reflect time horizon, correlation of risks and risk concentrations.

Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Economic capital allocations reflect varying levels of risk.

The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated portfolio effects, is compared with the supply of economic capital to evaluate economic capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment and including preference shares.

The economic capital methodology will form the basis of the Group's submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

Economic capital demand(1)

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

UK Banking                                 5,000          4,900          4,800
                                          --------       --------       --------
UK Retail Banking                          2,400          2,400          2,300
UK Business Banking                        2,600          2,500          2,500
                                          --------       --------       --------
Barclaycard                                3,000          2,950          2,650
International Retail and Commercial
Banking                                    1,850          1,700          1,100
                                          --------       --------       --------
International Retail and Commercial
Banking-ex Absa                            1,150          1,150          1,100
International Retail and Commercial
Banking-Absa(2)                              700            550              -
                                          --------       --------       --------
Barclays Capital                           3,600          3,100          2,700
Barclays Global Investors                    150            150            150
Wealth Management                            350            400            400
Wealth Management - closed life
assurance activities                          50             50             50
Head office functions and other
operations(3)                                250            300            250
                                          --------       --------       --------
Business unit economic capital            14,250         13,550         12,100
Capital held at Group centre(4)              900            950          1,600
                                          --------       --------       --------
Economic capital requirement
(excluding goodwill)                      15,150         14,500         13,700
Average historic goodwill and
intangible assets(5)                       7,900          7,150          5,800
                                          --------       --------       --------
Total economic capital requirement(6)     23,050         21,650         19,500
                                          --------       --------       --------

UK Retail Banking economic capital allocation remained unchanged at GBP2,400m. UK Business Banking economic capital allocation increased GBP100m to GBP2,600m as asset growth was offset by changes to estimates of risk correlation.

Barclaycard   economic  capital   allocation   increased  GBP50m  to  GBP3,000m,
reflecting portfolio growth in the UK and Barclaycard US.

International Retail and Commercial Banking - excluding Absa economic capital remained unchanged at GBP1,150m as portfolio growth in primarily in Africa, Italy and Spain was offset by changes to estimates of risk correlation.

International Retail and Commercial Banking - Absa economic capital increased GBP150m to GBP700m, after excluding the risk borne by the minority interest. The allocation reflects six months of ownership, compared to the five months held in the second half of 2005.

(1) Calculated using a five point average over the year. For the half-year a three point average is used.

(2) For the second half of 2005 average economic capital demand for Absa relates to 5 months.

(3) Includes Transition Businesses and capital for central function risks.

(4) The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

(5) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions and (with effect from 2006) capitalised software. Absa goodwill is included for 5 months of the second-half of 2005. As at 30th June 2006 Absa goodwill and intangibles amounted to GBP1,800m and total goodwill and intangibles was GBP8,100m.

(6) Total period-end economic capital requirement as at 30th June 2006 stood at GBP24,100m (31st December 2005: GBP21,850m; 30th June 2005: GBP20,750m).

Barclays Capital economic capital allocation increased GBP500m to GBP3,600m, reflecting underlying growth in derivative and loan portfolios and a methodology enhancement to include specific market risk not previously measured in DVaR and growth in Private Equity investments.

Wealth Management economic capital allocation decreased GBP50m to GBP350m following changes in estimates of risk correlation.

Capital held at the Group centre decreased GBP50m to GBP900m as a result of growth in the businesses being partially offset by an increase in available funds to support economic capital (see Economic capital supply on page 65).

Economic capital supply

The capital resources to support economic capital comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.

The capital resources to support economic capital are impacted by a number of factors arising from the application of IFRS and are modified in calculating available funds for economic capital. This applies specifically to:

- Cashflow hedging reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset against the gain or loss on the hedged item when it is recognised in the income statement at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity when calculating economic capital.

- Available for sale reserve - unrealised gains and losses on such securities are included in shareholders' equity until disposal or impairment. Such gains and losses are excluded from shareholders' equity for the purposes of calculating economic capital. Realised gains and losses, foreign exchange translation differences and any impairment charges recorded in the income statement will impact economic profit.

- Retirement benefits liability - the Group has recorded a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of calculating economic capital, the Group will not deduct the pension deficit from shareholders' equity.

The average supply of capital to support the economic capital framework is set out below(1):


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Shareholders' equity excluding            10,750         10,650         11,000
minority
interests less goodwill(2)
Retirement benefits liability              1,300          1,350          1,500
Cashflow hedging reserve                      50           (200)          (250)
Available for sale reserve                   (50)          (250)          (300)
Preference shares                          3,100          2,950          1,750
                                          --------       --------       --------
Available funds for economic capital
excluding goodwill                        15,150         14,500         13,700
Average historic goodwill and
intangible assets(2)                       7,900          7,150          5,800
                                          --------       --------       --------
Available funds for economic capital(3)   23,050         21,650         19,500
                                          --------       --------       --------

(1) Averages for the period will not correspond to period-end balances disclosed
in  the  balance   sheet.   Numbers  are  rounded  to  the  nearest  GBP50m  for
presentational purposes only.

(2) Average goodwill relates to purchased goodwill and intangible assets from business acquisitions, and (with effect from 2006) capitalised software.

(3) Available funds for economic capital as at 30th June 2006 stood at GBP24,100m (31st December 2005: GBP21,850m; 30th June 2005: GBP20,750m).

Economic profit

Economic profit comprises:

- Profit after tax and minority interests; less

- Capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

The Group cost of capital has been applied at a uniform rate of 9.5%(1). The costs of servicing preference shares are included in minority interests.

The economic profit performance in 2006 and 2005 is shown below:


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Profit after tax and minority              2,307          1,606          1,841
interests                                 --------       --------       --------
Addback of amortisation charged on
acquired intangible assets(2)                 23             22              7
                                          --------       --------       --------
Profit for economic profit purposes        2,330          1,628          1,848
                                          --------       --------       --------
Average shareholders' equity excluding
minority interests (3), (4)               10,750         10,650         11,000
Adjust for unrealised loss/(gains) on
cashflow hedge reserve(4)                     50           (200)          (250)
Adjust for unrealised gains on
available for sale financial
instruments (4)                              (50)          (250)          (300)

Add: retirements benefits liability        1,300          1,350          1,500

Goodwill and intangible assets arising
on acquisitions (4),(5)                    7,900          7,150          5,800
                                          --------       --------       --------
Average shareholders' equity for
economic profit purposes (3),(4)          19,950         18,700         17,750
                                          --------       --------       --------

Capital charge at 9.5%                      (945)          (880)          (844)
                                          --------       --------       --------
Economic profit                            1,385            748          1,004
                                          --------       --------       --------

(1) The Group's cost of capital for 2006 is unchanged from 2005 at 9.5%.

(2) Amortisation charged for purchased intangibles only, adjusted for tax and minority interests.

(3) Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill and intangible assets arising on acquisition, but excludes preference shares.

(4) Averages for the period will not correspond exactly to period end balances disclosed in the balance sheet. Numbers are rounded to the nearest GBP50m for presentation purposes only.

(5) Absa goodwill is included for 5 months for the second half of 2005. As at 30th June 2006 Absa goodwill and intangibles amounted to GBP1,800m (31st December 2005: GBP1,800m).

Economic profit generated by business


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

UK Banking                                   641            577            553
                                          --------       --------       --------
UK Retail Banking                            314            316            270
UK Business Banking                          327            261            283
                                          --------       --------       --------
Barclaycard                                   55             68            115
International Retail and Commercial
Banking                                      187            135             70
                                          --------       --------       --------
International Retail and Commercial
Banking-ex Absa                               94             45             70
International Retail and Commercial
Banking-Absa                                  93             90              -
                                          --------       --------       --------
Barclays Capital                             671            323            383
Barclays Global Investors                    195            170            129
Wealth Management                             77             60             49
Wealth Management - closed life
assurance activities                           4              1             (8)
Head office functions and other
operations                                  (143)          (323)           (17)
                                          --------       --------       --------
                                           1,687          1,011          1,274
Historic goodwill and intangibles
arising on acquisition                      (376)          (340)          (275)
Variance to average shareholders'
funds (excluding minority interest)           74             77              5
                                          --------       --------       --------
Economic profit                            1,385            748          1,004
                                          --------       --------       --------

Economic  profit for the Group  increased  38%  (GBP381m)  to  GBP1,385m  (2005:
GBP1,004m). The rise in economic profit was greater than the increase in both profit before tax and earnings per share. This was due to the efficient use of capital across the Group more than offsetting the increased share of minority interests.

Barclaycard economic profit decreased 52% (GBP60m) to GBP55m (2005: GBP115m), comprising a 14% decrease in profit before tax and a 14% increase in the economic capital charge, arising from the impact of portfolio growth on average economic capital.

International Retail and Commercial Banking - excluding Absa economic profit increased 34% (GBP24m) to GBP94m (2005: GBP70m), comprising a 28% increase in profit before tax and an increase in the economic capital charge of 5%. The increase in economic capital charge reflects the impact of portfolio growth in Africa and Spain on economic capital, partly offset by changes to estimates of risk correlation.

Barclays  Capital  economic  profit  increased 75%  (GBP288m) to GBP671m  (2005:
GBP383m), comprising a 66% increase in profit before tax and a 36% increase in the economic capital charge. The increase in economic capital charge reflects the impact of portfolio growth in loan and derivative portfolios on economic capital, partly offset by methodology enhancements.

Wealth  Management  economic  profit  increased  57%  (GBP28m) to GBP77m  (2005:
GBP49m), comprising a 31% increase in profit before tax and a decrease in the economic capital charge of 8%, reflecting the benefit of changes to estimates of risk correlation on average economic capital.

Group performance management

Performance relative to the 2004 to 2007 goal period

Barclays  will continue to use goals to drive  performance.  At the end of 2003,
Barclays  established  a new set of four year  performance  goals for the period
2004-2007 inclusive. The primary goal is to achieve top quartile Total Shareholder Return (TSR) relative to a peer group(1) of financial services companies and is unchanged from the prior goal period. TSR is defined as the value created for shareholders through share price appreciation, plus re-invested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

In terms of progress towards Group goals, Barclays delivered Total Shareholder Return (TSR) of 38% and was positioned 7th within its peer group (third quartile) for the goal period commencing 1st January 2004. The TSR of the FTSE 100 Index for this period was 42%.

At the time of setting the TSR goal,  we estimated  that  achieving top quartile
TSR would require the achievement of compound annual growth in economic profit(2) in the range of 10% to 13% per annum (GBP6.5bn to GBP7.0bn of cumulative economic profit) (3) to support top quartile TSR over the 2004-2007 goal period.

Economic Profit for the first half of 2006 was GBP1.4bn, a 38% increase on the first six months of 2005. This, when added to the GBP1.8bn and GBP1.6bn generated in 2005 and 2004 respectively, delivers a cumulative total of GBP4.8bn for the goal period to date which is well ahead of the target range.

(1) Peer group for 2006 remained unchanged from 2005: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan, Lloyds TSB, Royal Bank of Scotland and UBS.

(2) Economic profit is defined on page 66.

(3) Restated for IFRS.

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on objective evidence of impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.


                                                            As at
                                              30.06.06    31.12.05    30.06.05
                                                  GBPm        GBPm        GBPm

UK Banking                                         470         430         400
                                                --------    --------    --------
UK Retail Banking                                  195         180         170
UK Business Banking                                275         250         230
                                                --------    --------    --------
Barclaycard                                      1,340       1,100         980
International Retail and Commercial Banking        195         175          75
                                                --------    --------    --------
International Retail and Commercial
Banking-ex Absa                                     70          75          75
International Retail and Commercial
Banking-Absa                                       125         100           -
                                                --------    --------    --------
Barclays Capital                                   125         110          80
Wealth Management                                   10           5           5
Transition Businesses(1)                            25          25          35
                                                --------    --------    --------
                                                 2,165       1,845       1,575
                                                --------    --------    --------

Risk  Tendency  increased  17%  (GBP320m)  to  GBP2,165m  (31st  December  2005:
GBP1,845m).

The principal increase in Risk Tendency occurred in Barclaycard, where Risk Tendency rose GBP240m to GBP1,340m, reflecting the deterioration of credit conditions in the UK credit card and unsecured loan market and enhancements to the methodology. Risk Tendency growth in the other businesses largely reflected credit conditions and loan growth.

(1) Included within head office functions and other operations.


                             ADDITIONAL INFORMATION

Group reporting changes in 2006

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on 2005 and 2004 results.

Barclays has realigned a number of reportable business segments based on the reorganisation of certain portfolios better to reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group's policy for the internal cost of funding and the segmental disclosure of risk weighted assets was also revised with effect from 1st January 2006. The restatements have no impact on the Group Income Statement or Balance Sheet.

Group structure changes - effective 1st January 2006

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance (formerly Mortgages). A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking.

UK Business Banking comprises Larger Business and Medium Business including Asset and Sales Finance. A number of financial institution, large corporate and property clients previously within UK Business Banking are now managed by and reported in Barclays Capital. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking. Certain portfolios have been reclassified as businesses in transition and are now managed and reported in Head office functions and other operations.

International Retail and Commercial Banking - Absa. The majority of Absa Corporate and Merchant Banking has been relaunched as Absa Capital and is being managed and reported in Barclays Capital.

Barclays Capital has added a number of financial institutions, large corporates and property companies previously managed within UK Business Banking and International Retail and Commercial Banking - Absa.

Head office functions and other operations. Certain lending portfolios previously managed within UK Business Banking have been reclassified as businesses in transition. These businesses are now centrally managed with the objective of maximising the recovery from these assets.

The  structure  remains   unchanged  for:  Barclays  Global  Investors;   Wealth
Management; Wealth Management - closed life assurance activities; Barclaycard and; International Retail and Commercial Banking excluding - Absa.

Changes to internal cost of funding - effective 1st January 2006

All transactions between the businesses are conducted on an arm's length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised Treasury function which manages the Group's capital base, generating a net interest income. Previously the net interest income was allocated to the businesses based on the level of economic capital held by each business as a proportion of that held by the Group, which ensured a nil net interest income result in Treasury. The allocation is now determined by applying Treasury's effective rate of return on capital to the average economic capital held by each business.

Changes to risk weighted assets by business - effective 1st January 2006

Under the Group's securitisation programme, certain portfolios of loans and advances to customers and other assets subject to securitisation or similar risk transfer are adjusted in calculating the Group's risk weighted assets. With effect from 1st January 2006 the costs associated with each securitisation, which were previously held centrally, will be allocated to the relevant businesses. The regulatory capital adjustments arising from the securitisation programme will be attributed to the business which bears the costs.

Acquisitions and disposals

On 1st January 2006 Barclays completed the sale to Absa Group Limited of the Barclays South African branch business. This business consists of the Barclays Capital South African operations and Corporate and Business Banking activities previously carried out by the South African Branch of International Retail and Commercial Banking - excluding Absa, together with the associated assets and liabilities.

On 29th June 2006, a wholly-owned subsidiary of Barclays Bank PLC acquired a 16% minority equity stake in Greenergy International Limited, a UK based fuels and biofuels company, for a cash consideration of GBP12m.

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2005 Annual Report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2005.

Future accounting developments

IFRS 7 ('Financial Instruments Disclosures') and an amendment to IAS 1 ('Presentation of Financial Statements') on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in 2007.

Consideration will be given during 2006 to the implications, if any, of the following International Financial Reporting Interpretations Committee (IFRIC) interpretations issued during 2005 and 2006 which first apply to accounting periods beginning on or after 1st January 2007:

- Interpretation 7 - Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- Interpretation 8 - Scope of IFRS 2
- Interpretation 9 - Reassessment of Embedded Derivatives
- Interpretation 10 - Interim Financial Reporting and Impairment.

Share capital

The Group manages its debt and equity capital actively. The Group's authority to buy back ordinary shares was renewed at the 2006 Annual General Meeting.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Filings with the SEC

The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere.

In the EU as a whole, this includes an inquiry into retail banking in all 25 member states by the European Commission's Directorate General for Competition. The inquiry is looking at retail banking in Europe generally and the Group is co-operating with the inquiry. The outcome of the inquiry is unclear, but it may have an impact on retail banking in one or more of the EU countries in which the Group operates and therefore on the Group's business in that sector.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result of its inquiries, the OFT commenced a market study on PPI in April 2006. The impact of the study is not known at present.

In relation to UK consumer credit:

- The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group's business in this sector.

- The OFT also has a continuing investigation into the level of late and over-limit fees on credit cards. The OFT announced its findings on 5th April 2006 requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it will be reducing its late and over-limit fees on credit cards.

The OFT announced in January 2006 that it would be reviewing the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to Small and Medium Sized Enterprises. The OFT commenced the review in April 2006 and anticipates that it will take nine months. The Group is cooperating fully with that review.

Recent developments

Barclays announced on 13th March 2006, that it had signed a non-binding Letter of Intent with Canadian Imperial Bank of Commerce (CIBC) for the sale of Barclays 43.7% stake in FirstCaribbean International Bank (FirstCaribbean) to CIBC. On 29th June 2006 Barclays announced that it had entered into a definitive agreement for the sale of the stake to CIBC for approximately US$1.08 billion. CIBC has the option of paying for the transaction in cash, CIBC common shares, or a combination of cash and shares, the relative proportions of which CIBC will determine before completion. Barclays would not intend to be a long term holder of any CIBC shares it may receive in connection with this transaction. The transaction, which is subject to a number of conditions, including the receipt of applicable regulatory approvals, is anticipated to complete in late 2006.

Barclays announced on 22nd June 2006 that it had entered into an agreement to purchase the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation for a consideration of US$469 million.

                                     NOTES

1. Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts


                                                         As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Non-trading financial instruments fair
valued through profit and loss held in
respect of linked liabilities             79,334         83,193         69,792
Cash and bank balances within the
funds                                      2,046          2,008          1,816
                                          --------       --------       --------
Assets held in respect of linked
liabilities to customers under
investment contracts                      81,380         85,201         71,608
                                          --------       --------       --------
Liabilities arising from investment
contracts                                (81,380)       (85,201)       (71,608)
                                          --------       --------       --------

2.  Derivative financial instruments


The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.


                                                    As at 30.06.06
                                            Contract
                                            notional        Fair value
                                              amount    Assets     Liabilities
Derivatives designated as held for              GBPm      GBPm            GBPm
trading

Foreign exchange derivatives               1,407,480    20,865         (20,885)
Interest rate derivatives                 17,863,507    80,471         (80,625)
Credit derivatives                           897,769     5,473          (5,075)
Equity and stock index and commodity
derivatives                                  587,142    29,099         (31,721)
                                            --------  --------        --------
Total derivative assets/(liabilities)
held for trading                          20,755,898   135,908        (138,306)
                                            --------  --------        --------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                        31,724       135            (351)
Derivatives designated as fair value
hedges                                        15,982       267            (313)
Derivatives designated as hedges of net
investments                                   12,292       591             (12)
                                            --------  --------        --------
Total derivative assets/(liabilities)
designated in hedge accounting
relationships                                 59,998       993            (676)
                                            --------  --------        --------
Total recognised derivative
assets/(liabilities)                      20,815,896   136,901        (138,982)
                                            --------  --------        --------

Total derivative notionals as at 30th June 2006 have grown from 31st December 2005 primarily due to increases in the volume of fixed income derivatives, which reflects the continued growth in our client base and increased use of electronic trading platforms in Europe and the US. Credit derivative values have also increased significantly due to growth in the market for these products.


                                                    As at 31.12.05
                                         Contract
                                         notional            Fair value
                                           amount       Assets     Liabilities
Derivatives designated as held for           GBPm         GBPm            GBPm
trading

Foreign exchange derivatives            1,184,074       18,485         (17,268)
Interest rate derivatives              15,374,057       81,028         (79,701)
Credit derivatives                        609,381        4,172          (4,806)
Equity and stock index and commodity
derivatives                               637,452       32,481         (35,128)
                                         --------     --------        --------
Total derivative assets/(liabilities)
held for trading                       17,804,964      136,166        (136,903)
                                         --------     --------        --------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                     40,080          232            (483)
Derivatives designated as fair value
hedges                                     33,479          423            (331)
Derivatives designated as hedges of
net investments                             5,919            2            (254)
                                         --------     --------        --------
Total derivative assets/(liabilities)
designated in
hedge accounting relationships             79,478          657          (1,068)
                                         --------     --------        --------
Total recognised derivative
assets/(liabilities)                   17,884,442      136,823        (137,971)
                                         --------     --------        --------



                                                   As at 30.06.05
                                        Contract
                                        notional             Fair value
                                          amount        Assets     Liabilities
Derivatives designated as held for          GBPm          GBPm            GBPm
trading

Foreign exchange derivatives           1,031,529        17,912         (17,174)
Interest rate derivatives             13,362,136        93,435         (91,197)
Credit derivatives                       398,126         3,110          (2,897)
Equity and stock index and commodity
derivatives                              376,436        18,492         (20,815)
                                        --------     ---------        --------
Total derivative assets/
(liabilities) held for trading        15,168,227       132,949        (132,083)
                                        --------     ---------        --------

Derivatives designated in hedge
accounting relationships
Derivatives designated as cash flow
hedges                                    22,839           283            (300)
Derivatives designated as fair value
hedges                                    38,857           694            (401)
Derivatives designated as hedges of
net investments                              313             6               -
                                        --------     ---------        --------
Total derivative assets/
(liabilities) designated
in hedge accounting relationships         62,009           983            (701)
                                        --------     ---------        --------
Total recognised derivative
assets/(liabilities)                  15,230,236       133,932        (132,784)
                                        --------     ---------        --------

3.  Loans and advances to banks

                                                      As at
                                      30.06.06        31.12.05        30.06.05
By geographical area                      GBPm            GBPm            GBPm

United Kingdom                           7,848           4,624           6,026
Other European Union                    10,209           5,423          11,992
United States                           10,888          13,267           9,180
Africa                                   1,375             880             409
Rest of the World                        5,014           6,915           7,630
                                       --------        --------        --------
                                        35,334          31,109          35,237
Less: Allowance for impairment              (4)             (4)            (12)
                                       --------        --------        --------
Total loans and advances to banks       35,330          31,105          35,225
                                       --------        --------        --------

Of the total loans and  advances to banks,  placings  with banks were  GBP18.1bn
(2005: GBP21.1bn).

4.  Loans and advances to customers

                                                          As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Retail business                          134,534        144,039        109,566
Wholesale and corporate business         150,963        128,303        130,385
                                         --------       --------       --------
                                         285,497        272,342        239,951
Less: Allowances for impairment           (3,400)        (3,446)        (2,828)
                                         --------       --------       --------
Total loans and advances to customers    282,097        268,896        237,123
                                         --------       --------       --------
By geographical area
United Kingdom                           164,417        163,759        165,382
Other European Union                      43,528         38,923         35,479
United States                             26,523         22,925         22,588
Africa                                    29,694         33,221          3,046
Rest of the World                         21,335         13,514         13,456
                                         --------       --------       --------
                                         285,497        272,342        239,951
Less: Allowance for impairment            (3,400)        (3,446)        (2,828)
                                         --------       --------       --------
Total loans and advances to customers    282,097        268,896        237,123
                                         --------       --------       --------

By industry
Financial institutions                    56,616         43,102         44,791
Agriculture, forestry and fishing          3,449          3,785          2,426
Manufacturing                             13,951         13,779         12,717
Construction                               4,430          5,020          4,478
Property                                  16,929         16,325          7,797
Energy and water                           5,527          6,891          4,976
Wholesale and retail distribution and
leisure                                   16,902         17,760         13,844
Transport                                  5,252          5,960          5,169
Postal and communication                   1,394          1,313          1,164
Business and other services               29,453         24,247         28,721
Home loans(1)                             89,001         89,529         75,435
Other personal                            31,865         35,543         30,287
Finance lease receivables                 10,728          9,088          8,146
                                         --------       --------       --------
                                         285,497        272,342        239,951
Less: Allowance for impairment            (3,400)        (3,446)        (2,828)
                                         --------       --------       --------
Total loans and advances to customers    282,097        268,896        237,123
                                         --------       --------       --------

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent's predominant business may be a different industry.

Loans and advances grew 5%  (GBP13,201m)  to  GBP282,097m  (31st  December 2005:
GBP268,896m).

(1) Excludes commercial property mortgages.


5.  Allowance for impairment on loans and advances

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

At beginning of period                     3,450          2,840          2,637
Acquisitions and disposals                    (3)           532             23
Exchange and other adjustments              (105)            62             63
Unwind of discount                           (48)           (46)           (30)
Amounts written off (see below)             (996)          (923)          (664)
Recoveries (see below)                       125            124             98
Amounts charged against profit (see
below)                                       981            861            713
                                          --------       --------       --------
At end of period                           3,404          3,450          2,840
                                          --------       --------       --------

Amounts written off
United Kingdom                              (751)          (682)          (620)
Other European Union                         (54)           (40)           (16)
United States                                (18)          (119)           (24)
Africa                                      (167)           (77)            (4)
Rest of the World                             (6)            (5)             -
                                          --------       --------       --------
                                            (996)          (923)          (664)
                                          --------       --------       --------
Recoveries
United Kingdom                                80             95             65
Other European Union                          10              9              4
United States                                 13              9              6
Africa                                        17             15              1
Rest of the World                              5             (4)            22
                                          --------       --------       --------
                                             125            124             98
                                          --------       --------       --------
Impairment charged against profit:

New and increased impairment
allowances
United Kingdom                             1,042            936            827
Other European Union                          56             68             45
United States                                 44             68             37
Africa                                       102             92             17
Rest of the World                             13             20             19
                                          --------       --------       --------
                                           1,257          1,184            945
                                          --------       --------       --------

Less: Releases of impairment allowance
United Kingdom                               (84)          (124)           (97)
Other European Union                         (25)           (15)           (10)
United States                                (16)             9            (23)
Africa                                       (15)           (52)            (4)
Rest of the World                            (11)           (17)             -
                                          --------       --------       --------
                                            (151)          (199)          (134)
                                          --------       --------       --------

Recoveries                                  (125)          (124)           (98)
                                          --------       --------       --------

Total impairment charges on loans and
advances(1)                                  981            861            713
                                          --------       --------       --------

(1) This excludes other credit provisions and impairment on available for sale assets detailed on page 50.


                                           Half-year ended
                       30.06.06               31.12.05               30.06.05
Allowance                  GBPm                   GBPm                   GBPm

United Kingdom            2,428                  2,266                  2,174
Other European Union        259                    284                    282
United States               128                    130                    149
Africa                      474                    647                     76
Rest of the World           115                    123                    159
                         --------               --------               --------
                          3,404                  3,450                  2,840
                         --------               --------               --------

6.  Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).


                                                         As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Potential credit risk loans
Summary
Impaired loans(1)                          4,630          4,550          3,735
Accruing loans which are contractually
overdue 90 days or more as to principal
or interest                                  618            609            613
                                          --------       --------       --------
                                           5,248          5,159          4,348
Restructured loans                            46             51             23
                                          --------       --------       --------
Total non-performing loans                 5,294          5,210          4,371
Potential problem loans                      935            929            731
                                          --------       --------       --------
Total potential credit risk loans          6,229          6,139          5,102
                                          --------       --------       --------

Geographical split
Impaired loans(1):
United Kingdom                             3,164          2,965          2,870
Other European Union                         461            345            305
United States                                172            230            237
Africa                                       657            831            122
Rest of the World                            176            179            201
                                          --------       --------       --------
Total                                      4,630          4,550          3,735
                                          --------       --------       --------

Accruing loans which are contractually
overdue 90 days or more as to principal
or interest
United Kingdom                               528            539            576
Other European Union                          67             53             31
United States                                  2              -              1
Africa                                        21             17              5
Rest of the World                              -              -              -
                                          --------       --------       --------
Total                                        618            609            613
                                          --------       --------       --------


(1) Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

                                                         As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Restructured loans
United Kingdom                                 2              5              -
Other European Union                          10              7              7
United States                                 17             16             16
Africa                                        17             23              -
Rest of the World                              -              -              -
                                          --------       --------       --------
Total                                         46             51             23
                                          --------       --------       --------

Total non-performing loans
United Kingdom                             3,694          3,509          3,446
Other European Union                         538            405            343
United States                                191            246            254
Africa                                       695            871            127
Rest of the World                            176            179            201
                                          --------       --------       --------
Total                                      5,294          5,210          4,371
                                          --------       --------       --------

Potential problem loans
United Kingdom                               599            640            561
Other European Union                          51             26             58
United States                                 35             12             43
Africa                                       248            248             66
Rest of the World                              2              3              3
                                          --------       --------       --------
Total                                        935            929            731
                                          --------       --------       --------

Total potential credit risk loans
United Kingdom                             4,293          4,149          4,007
Other European Union                         589            431            401
United States                                226            258            297
Africa                                       943          1,119            193
Rest of the World                            178            182            204
                                          --------       --------       --------
Total                                      6,229          6,139          5,102
                                          --------       --------       --------

Allowance coverage of non-performing           %              %              %
loans
United Kingdom                              65.7           64.6           63.1
Other European Union                        48.1           70.1           82.2
United States                               67.0           52.8           58.7
Africa                                      68.2           74.3           59.8
Rest of the World                           65.3           68.7           79.1
                                          --------       --------       --------
Total                                       64.3           66.2           65.0
                                          --------       --------       --------

Allowance coverage of total potential          %              %              %
credit risk loans
United Kingdom                              56.6           54.6           54.3
Other European Union                        44.0           65.9           70.3
United States                               56.6           50.4           50.2
Africa                                      50.3           57.8           39.3
Rest of the World                           64.6           67.6           77.9
                                          --------       --------       --------
Total                                       54.6           56.2           55.7
                                          --------       --------       --------

                                                         As at
                                        30.06.06       31.12.05       30.06.05
Allowance coverage of non-performing           %              %              %
loans:
Retail                                      63.2           62.3           64.3
Wholesale and corporate                     66.8           74.2           66.3
                                         ---------      ---------      ---------
Total                                       64.3           66.2           65.0
                                         ---------      ---------      ---------

Allowance coverage of total potential
credit risk loans:
Retail                                      56.9           57.1           59.2
Wholesale and corporate                     50.4           54.4           49.8
                                         ---------      ---------      ---------
Total                                       54.6           56.2           55.7
                                         ---------      ---------      ---------


In the half year to 30th June 2006, Group non-performing loans (NPLs) increased 2% to GBP5,294m (31st December 2005: GBP5,210m). Retail NPLs increased 3% and wholesale and corporate NPLs were broadly flat.

Potential problem loans (PPLs) were broadly flat at GBP935m (31st December 2005:
GBP929m).  Retail PPLs  increased 25% and wholesale and corporate  PPLs declined
12%.

Potential  Credit Risk Loans  (PCRLs)  increased 1% from 31st  December  2005 to
GBP6,229m (31st December 2005: GBP6,139m). Retail PCRLs increased 5% and wholesale and corporate PCRLs declined 5%.

7.  Available for sale financial investments


                                                         As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Debt securities                           49,908         50,024         59,227
Equity securities                          1,400          1,258            848
Treasury bills and other eligible
bills                                      2,498          2,223          1,068
                                         ---------      ---------      ---------
                                          53,806         53,505         61,143
Less: Allowance for impairment               (90)            (8)             -
                                         ---------      ---------      ---------
Available for sale financial
investments                               53,716         53,497         61,143
                                         ---------      ---------      ---------

8.  Other assets

                                                         As at
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Sundry debtors                             3,980          3,569          2,789
Prepayments                                  962            722            530
Accrued income                               834            329            172
Insurance assets, including unit
linked assets                                 90            114            107
                                          --------       --------       --------
Other assets                               5,866          4,734          3,598
                                          --------       --------       --------

9.  Other liabilities

                                                          As at
                                            30.06.06     31.12.05     30.06.05
                                                GBPm         GBPm         GBPm

Obligations under finance leases payable         102          289          338
Sundry creditors                               5,772        6,131        5,477
Accruals and deferred income                   4,893        4,711        3,834
                                              --------     --------     --------
Other liabilities                             10,767       11,131        9,649
                                              --------     --------     --------


10.  Other provisions for liabilities

                                                            As at
                                              30.06.06    31.12.05    30.06.05
                                                  GBPm        GBPm        GBPm

Redundancy and restructuring                        90          74          70
Undrawn contractually committed facilities
and guarantees                                      50          55          48
Onerous contracts                                   44          79          42
Sundry provisions                                  290         309         226
                                                --------    --------    --------
Other provisions for liabilities                   474         517         386
                                                --------    --------    --------

11.  Other reserves

                                                    As at
                                    30.06.06         31.12.05         30.06.05
                                        GBPm             GBPm             GBPm

Available for sale reserve                 9              225              374
Cash flow hedging reserve               (172)              70              328
Capital redemption reserve               309              309              309
Other capital reserve                    617              617              617
Translation reserve                     (176)             156              (35)
                                      --------         --------         --------
Other reserves                           587            1,377            1,593
                                      --------         --------         --------

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 88.

The movements include related tax impacts but exclude amounts attributable to minority interests.

12.  Retirement benefit liabilities

The Group's IAS 19 pension deficit across all schemes as at 30th June 2006 was GBP1,843m (31st December 2005: GBP2,879m). This comprises net recognised liabilities of GBP1,893m (31st December 2005: GBP1,737m) and unrecognised actuarial gains of GBP50m (31st December 2005: GBP1,142m unrecognised actuarial loss). The net recognised liabilities comprises retirement benefit liabilities of GBP1,976m (31st December 2005: GBP1,823m) and assets of GBP83m (31st December 2005: GBP86m).

The Group's IAS 19 pension deficit in respect of the main UK scheme as at 30th June 2006 was GBP1,469m (31st December 2005: GBP2,535m). The primary reason for this change was the increase in the discount rate from 4.83% pa at 31st December 2005 to 5.32% pa at 30th June 2006, reflecting the increase in AA corporate bond yields over the period. This change in assumptions had the effect of decreasing the liabilities measured for IAS19 purposes by GBP1,738m and more than offset the effect of an increase in the inflation assumption to 2.9% (31st December 2005: 2.75%).

The actuarial funding position of the main UK pension scheme as at 30th June 2006, estimated from the formal triennial valuation in 2004, was a surplus of GBP1,300m (31st December 2005: surplus of GBP900m).

The Pensions Protection Fund (PPF) solvency ratio(1) for the main UK scheme as at 30th June 2006 was estimated to be 116% (31st December 2005: 110%).


(1) The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model.

13.  Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. This Order, unless successfully challenged by the Plaintiffs, ends the Newby litigation for Barclays.

Barclays considers that the remaining Enron claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigation of transactions between Barclays and Enron. Barclays has also been in negotiations in the Enron bankruptcy proceedings. Barclays does not expect that the amount of any settlement with the Commission or in the bankruptcy proceedings would have a significant adverse effect on its financial position or operating results.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

14.  Contingent liabilities and commitments


                                                            As at
                                              30.06.06    31.12.05    30.06.05
Contingent liabilities                            GBPm        GBPm        GBPm

Acceptances and endorsements                       248         283         271
Guarantees and assets pledged as collateral
for security                                    33,417      38,035      35,703
Other contingent liabilities                     8,354       8,825       8,503
                                                --------    --------    --------
                                                42,019      47,143      44,477
                                                --------    --------    --------
Commitments
Standby facilities, credit lines and other
commitments                                    204,860     203,785     163,037
                                                --------    --------    --------

Contingent liabilities decreased 11% (GBP5.1bn) to GBP42.0bn (31st December 2005: GBP47.1bn).

Commitments   increased  1%  (GBP1.1bn)  to  GBP204.9bn   (31st  December  2005:
GBP203.8bn).

15.  Market risk

Market risk is the risk that the Group's earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices.

Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased in the first half of 2006 to GBP36.2m. This was mainly due to an increase in non-interest rate trading risk. Total DVaR as at 30th June 2006 was GBP36.4m (31st December 2005: GBP37.6m(1)).

(1) This was previously reported as GBP37.4m. The increase is due to the inclusion of Absa Capital.

Analysis of Barclays Capital's market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

DVaR


                                             Half-year ended
                                              30th June 2006
                                           -------------------
                          Average                High(1)                 Low(1)
                            GBPm                    GBPm                  GBPm

Interest rate risk          20.5                    25.2                  14.6
Credit spread risk          24.2                    27.5                  20.9
Foreign exchange risk        4.5                     7.7                   2.0
Equities risk                7.7                    10.0                   6.0
Commodities risk             8.4                    13.9                   5.7
Diversification effect     (29.1)                      -                     -
                           -------                --------               -------
Total DVaR                  36.2                    43.0                  31.3
                           -------                --------               -------


                                             Half-year ended
                                            31st December 2005
                                           -------------------
                          Average                 High(1)                Low(1)
                            GBPm                    GBPm                  GBPm

Interest rate risk          26.2                    34.1                  18.6
Credit spread risk          22.4                    27.6                  19.0
Foreign exchange risk        2.7                     5.4                   1.6
Equities risk                6.8                     8.3                   3.9
Commodities risk             7.7                    11.4                   5.4
Diversification effect     (32.2)                      -                     -
                           -------                --------               -------
Total DVaR                  33.6                    40.7                  27.2
                           -------                --------               -------


                                              Half-year ended
                                               30th June 2005
                                            -------------------
                            Average               High(1)                Low(1)
                              GBPm                  GBPm                  GBPm

Interest rate risk            24.6                  44.8                  15.4
Credit spread risk            23.6                  28.3                  19.4
Foreign exchange risk          2.9                   5.3                   1.6
Equities risk                  5.2                   7.3                   3.9
Commodities risk               5.8                   7.6                   4.5
Diversification effect       (31.7)                    -                     -
                             -------               -------               -------
Total DVaR                    30.4                  37.4                  25.4
                             -------               -------               -------


(1) The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.


      CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Net movements in available for sale
reserve                                     (313)          (195)            86
Net movements in cash flow hedging
reserve                                     (419)          (147)            28
Currency translation differences
arising during the period                   (595)           277             23
Tax                                          267            168           (118)
Other movements                               30           (112)            10
                                          --------       --------       --------
Amounts included directly in equity       (1,030)            (9)            29
Profit for the period                      2,601          1,866          1,975
                                          --------       --------       --------
Total recognised income and expense
for the period                             1,571          1,857          2,004
                                          --------       --------       --------
Attributable to:
Equity holders of the parent               1,561          1,506          1,873
Minority interests                            10            351            131
                                          --------       --------       --------
                                           1,571          1,857          2,004
                                          --------       --------       --------

The consolidated statement of recognised income and expense reflects all items of income and expense for the period, including items taken directly to equity in accordance with IFRS. Movements in individual reserves include amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Income and expense recognised directly in equity is recorded on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for impairment losses and foreign exchange gains or losses on monetary items such as debt securities, which are recognised in the income statement. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to income. The movement in the first half of 2006 reflects net unrealised losses from changes in fair value and the transfer of net realised gains to the income statement on disposal of assets.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in the first half of 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the translation reserve and transferred to income on the disposal of the net investment. The movement in the period primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments which are economically hedged through dollar-denominated preference share capital, but where the hedging item is not revalued for accounting purposes.

Other movements primarily reflect the change in insurance liabilities taken directly to reserves.


              SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)


                                                    Half-year ended
                                        30.06.06       31.12.05       30.06.05
                                            GBPm           GBPm           GBPm

Net cash inflow/(outflow) from
operating activities                       8,280        (28,082)        17,584
Net cash (outflow)/inflow from
investing activities                      (1,159)         6,213        (11,394)
Net cash inflow from financing
activities                                 1,837         12,593          2,526
                                          --------       --------       --------
Net (gain)/loss on exchange rate
changes on cash and cash equivalents        (386)           301           (539)
                                          --------       --------       --------
Net increase/(decrease) in cash and
cash equivalents                           8,572         (8,975)         8,177
Cash and cash equivalents at beginning
of period                                 20,805         29,780         21,603
                                          --------       --------       --------
Cash and cash equivalents at end of
period                                    29,377         20,805         29,780
                                          --------       --------       --------


                               OTHER INFORMATION


Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000.

Company number: 48839.

Website

www.barclays.com


Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2005, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations' website (details below) and from the SEC's website (www.sec.gov).


Results timetable

Ex-dividend date                       Wednesday, 16th August 2006

Dividend Record Date                   Friday, 18th August 2006

Dividend Payment Date                  Monday, 2nd October 2006

Full Year Trading Update*              Tuesday, 28th November 2006

2006 Preliminary Results*              Tuesday, 20th February 2006


*Note that these announcement dates are provisional and subject to change.


Economic data
                                 30.06.06           31.12.05           30.06.05

Period end - US$/GBP                 1.85               1.72               1.79
Average - US$/GBP                    1.79               1.82               1.88
Period end - EUR/GBP                 1.45               1.46               1.48
Average - EUR/GBP                    1.46               1.46               1.46
Period end - ZAR/GBP                13.19              10.87              11.96
Average - ZAR/GBP                   11.31              11.57              11.63


For further information please contact:

Investor Relations                       Media Relations
--------------------                     -----------------
Mark Merson/James S Johnson              Jason Nisse/Alistair Smith
+44 (0) 20 7116 5752/2927                +44 (0) 20 7116 6223/6132


More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com

                                    APPENDIX

Absa Group Limited results(1)

This appendix summarises the Rand results of Absa Group Limited for the half year to 30th June 2006, as reported to the Johannesburg Stock Exchange, and their impact in Sterling on the consolidated interim results of Barclays.

Absa Group  Limited's  profit before tax increased 16% (R688m) to R4,881m (2005:
R4,193m), reflecting very good performances from banking operations which were well spread across all business segments. Absa's bancassurance offering was negatively affected by increased equity market volatility.

Net interest income grew strongly by 28% (R1,575) to R7,163m (2005: R5,588m) as credit demand remained strong. Loans and advances to customers increased by 14% to R367bn (31st December 2005: R322bn). Mortgages and credit cards remained the core drivers of this growth. Margins contracted modestly reflecting an increased reliance on wholesale funding as well as increased competition.

Non-interest income increased 3% (R183m) to R6,600m (2005: R6,417m). Increased retail transaction volumes were partially offset by the closure of Absa Group's international operations outside Africa, and lower fair value gains in respect of the listed equity portfolio.

Impairment charges increased 5% (R26m) to R594m (2005: R568m). The increase largely arose in Absa Home Loans and Retail Banking Services. The ratio of non-performing loans to total advances continued its downward trend and improved to 1.3% (2005: 2.0%).

Operating  expenses   increased  15%  (R1,091m)  to  R8,357m  (2005:   R7,266m),
principally due to the further expansion of the Group's branch and ATM network and regulatory and compliance expenditure.

Absa Capital has demonstrated very strong growth in profit after tax for the six months under review of 22% (R111m) to R617m (2005: R506m). Total income increased by 90% compared with the comparable period.

Absa Group has made good progress with integration and the realisation of synergy benefits. Included in Absa Group Limited's results for 2006 are R262m (GBP23m) of integration costs and R197m (GBP17m) of sustainable pre-tax synergy benefits. Total revenue and cost synergies identified to date are expected to improve Absa Group Limited's pre-tax profits by approximately R1.4bn per annum four years after the completion of the transaction. Implementation costs totalling R1.8bn are expected to be incurred over the first three years.

Absa Group Limited's profit before tax of R4,881m is translated into the Barclays results at an average exchange rate for the period of R11.31/GBP. Consolidation adjustments reflect amortisation of intangible assets of GBP42m and internal funding costs and other adjustments of GBP28m. The resulting profit before tax of GBP362m is represented within International Retail and Commercial Banking - Absa (GBP317m) and Barclays Capital (GBP45m).

(1) Absa Group's interim reporting period has changed from the six months ended 30th September to the six months ended 30th June. This change was necessitated by the need to align Absa's financial reporting with that of Barclays. To facilitate evaluation and interpretation, these results are compared with unaudited proforma results for the six months ended 30th June 2005.


                                                           Half-year ended
                                                       30.06.06       30.06.05
                                                                       Proforma
                                                        --------      --------
                                                             Rm             Rm
                                                        --------       --------

Interest and similar income                              17,977         13,977
Interest expense and similar charges                    (10,814)        (8,389)
                                                         --------       --------
Net interest income                                       7,163          5,588
Impairment losses on loans and advances                    (594)          (568)
                                                         --------       --------
                                                          6,569          5,020
                                                         --------       --------
Fee and commission income                                 5,113          4,881
Fee and commission expense                                 (272)          (224)
                                                         --------       --------
Net fee and commission income                             4,841          4,657
                                                         --------       --------
Insurance premium revenue                                 1,549          1,243
Premiums ceded to reinsurers                               (141)          (169)
                                                         --------       --------
Net insurance premium income                              1,408          1,074
                                                         --------       --------
Gross claims and benefits paid on insurance contracts      (622)          (508)
Reinsurance recoveries                                       15             21
                                                         --------       --------
Net claims and benefits paid                               (607)          (487)
Changes in insurance and investment liabilities            (564)          (257)
Gains and losses from banking and trading activities        461            264
Gains and losses from investment activities                 629            663
Other operating income                                      432            503
                                                         --------       --------
Net operating income                                     13,169         11,437
Operating expenses                                       (8,357)        (7,266)
Share of profit of associated and joint venture
companies                                                    69             22
                                                         --------       --------
Operating profit before income tax                        4,881          4,193
                                                         --------       --------
                                                         --------
Cost:income ratio                                            61%            61%
Cost:net income ratio                                        63%            64%



                         Index of Main Reference Points


Acquisitions and disposals                               71
Additional information                                   72
Allowance for impairment on loans and advances           78
Analysis of profit attributable                          16
Appendix                                             92, 93
Assets held in respect of linked liabilities             74
Available for sale financial investments                 82
Balance sheet (consolidated)                         10, 11
Barclaycard                                      13, 24, 25
Barclays Capital                                 14, 32, 33
Barclays Global Investors                        14, 34, 35
Business margins                                         43
Basis of preparation                                     72
Business net interest income                             44
Capital ratios                                           59
Capital resources                                        58
Cash flow statement - summary (consolidated)             89
Changes to internal cost of funding                      71
Changes to risk weighted assets by business              71
Chief Executive's Half-year review                        5
Competition and regulatory matters                       73
Contingent liabilities and commitments                   85
Derivative financial instruments                         74
Dividends on ordinary shares                             57
Daily Value at Risk (DVaR)                               87
Earnings per share                                       56
Economic capital                                         62
Economic capital demand                                  63
Economic capital supply                                  65
Economic data                                            90
Economic profit                                          66
- by business                                            67
Filings with the SEC                                 72, 90
Financial highlights                                      4
Future accounting developments                           72
Glossary of terms                                        ii
Group performance management                             68
Group reporting changes in 2006                          70
Group share schemes                                      72
Group structure changes                                  70
Head office functions and other operations           15, 40
Impairment charges                                       49
Income statement (consolidated)                           9
International Retail and Commercial Banking      13, 26, 27
- excluding Absa                                 13, 28, 29
Legal proceedings                                        85
Loans and advances to banks                              76
Loans and advances to customers                          77
Margins (business)                                       43
Market risk                                              86
Net fee and commission income                            46
Net premiums from insurance contracts                    48
Net claims and benefits paid on insurance
contracts                                                48
Net interest income                                      42
Operating expenses                                       51
Other assets                                             83
Other income                                             48
Other information                                        90
Other liabilities                                        83
Other provisions for liabilities                         83
Performance summary                                       2
Potential credit risk loans                              80
Principal transactions                                   47
Profit attributable to minority interests                55
Profit before tax                                         1
Recent developments                                      73
Reconciliation of business interest income to
group net interest income                                44
Reconciliation of regulatory capital                     60
Results by business                                      12
Results timetable                                        90
Retirement benefit liabilities                           84
Risk asset ratio                                      4, 59
Risk Tendency                                            69
Risk weighted assets                             17, 59, 61
Share capital                                        58, 72
Share of post-tax results of associates
and joint ventures                                       55
Staff costs                                              52
Staff numbers                                            53
Statement of recognised income and expense
(consolidated)                                           88
Summary of key information                                1
Tax                                                      55
Tier 1 ratio                                          4, 59
Total assets                                         17, 61
UK Banking                                       12, 18, 19
UK Business Banking                              12, 22, 23
UK Retail Banking                                12, 20, 21
Wealth Management                                14, 36, 37
Wealth Management-closed life assurance
activities                                       14, 38, 39
- Absa                                        14, 30, 31 93

